EX 99.1

Velti plc
Interim Report

As of September 30, 2011 and for the three and
nine months ended September 30, 2011 and 2010

Velti plc
Interim Report

Velti plc
Condensed Consolidated Balance Sheets
(in thousands, except share and per share amounts)
(unaudited)

	September 30,	December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$140,389	$17,354
Trade receivables (including related party receivables of $200,000 and $3.7 million as of September 30, 2011 and December 31, 2010, respectively), net of allowance for doubtful accounts ($632,000 and $135,000 as of September 30, 2011 and December 31, 2010, respectively)	36,549	39,114
Accrued contract receivables (including related party receivables of $2.4 million and $0 as of September 30, 2011 and December 31, 2010, respectively)	42,419	33,588
Prepayments	19,738	9,533
Other receivables and current assets (including related party receivables of $2.1 million and $731,000 as of September 30, 2011 and December 31, 2010, respectively)	47,745	28,307
Total current assets	286,840	127,896
Non-current assets:
Property and equipment, net	3,802	3,253
Intangible assets, net	50,974	45,650
Equity investments	2,403	2,328
Goodwill	18,510	18,451
Other assets	11,710	11,590
Total non-current assets	87,399	81,272
Total assets	$374,239	$209,168
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$20,832	$32,514
Accrued liabilities	15,773	27,515
Deferred revenue and current portion of deferred government grant	4,841	2,849
Current portion of acquisition related liabilities	18,975	8,529
Current portion of long-term debt and short-term financings (including related party debt of $0 and $500,000 as of September 30, 2011 and December 31, 2010, respectively)	3,293	50,430
Income tax liabilities	10,289	9,875
Total current liabilities	74,003	131,712
Non-current liabilities:
Long-term debt	6,973	19,685
Deferred government grant - non-current	3,719	4,335
Retirement benefit obligations	542	447
Acquisition related liabilities - non-current	—	10,915
Other non-current liabilities	9,341	5,805
Total liabilities	94,578	172,899
Commitments and contingencies (See Note 12)
Shareholders' equity:
Share capital, nominal value £0.05, 100,000,000 ordinary shares authorized; 61,670,396 and 38,341,760 shares issued and outstanding as of September 30, 2011 and December 31, 2010, respectively	5,137	3,397
Additional paid-in capital	341,997	50,415
Accumulated deficit	(59,708)	(19,358)
Accumulated other comprehensive income (loss)	(7,881)	1,639
Total Velti shareholders' equity	279,545	36,093
Non-controlling interests	116	176
Total equity	279,661	36,269
Total liabilities and shareholders' equity	$374,239	$209,168

The accompanying notes are an integral part of these condensed consolidated financial statements.

Velti plc
Condensed Consolidated Statements of Operations
(in thousands, except per share amounts)
(unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
Revenue:
Software as a service (SaaS) revenue	$25,545	$14,987	$76,374	$36,348
License and software revenue	10,091	3,883	16,959	14,304
Managed services revenue	2,552	1,752	8,763	8,130
Total revenue	38,188	20,622	102,096	58,782
Cost and expenses:
Third-party costs	13,746	4,997	35,096	18,080
Datacenter and direct project costs	4,127	1,570	12,218	4,370
General and administrative expenses	10,260	5,882	34,137	15,162
Sales and marketing expenses	7,785	6,179	27,364	17,131
Research and development expenses	2,814	1,656	9,207	4,639
Acquisition related charges	—	—	7,603	—
Depreciation and amortization	5,788	2,843	13,650	8,096
Total cost and expenses	44,520	23,127	139,275	67,478
Loss from operations	(6,332)	(2,505)	(37,179)	(8,696)
Interest expense, net	(1,482)	(2,826)	(6,363)	(5,193)
Gain (loss) from foreign currency transactions	8,777	1,004	6,974	(1,052)
Other expense	(120)	—	(34)	—
Gain (loss) before income taxes, equity method investments and non-controlling interest	843	(4,327)	(36,602)	(14,941)
Income tax expense	(482)	(1,110)	(3,440)	(670)
Gain (loss) from equity method investments	262	(630)	(383)	(2,107)
Net income (loss)	623	(6,067)	(40,425)	(17,718)
Net income (loss) attributable to non-controlling interest	25	(19)	(75)	(60)
Net income (loss) attributable to Velti	$598	$(6,048)	$(40,350)	$(17,658)
Net income (loss) attributable to Velti per share:
Basic	$0.01	$(0.16)	$(0.75)	$(0.47)
Diluted	$0.01	$(0.16)	$(0.75)	$(0.47)
Weighted average number of shares outstanding for use in computing per share amounts:
Basic	61,595	38,160	53,914	37,792
Diluted	63,926	38,160	53,914	37,792

The accompanying notes are an integral part of these condensed consolidated financial statements.

Velti plc
Condensed Consolidated Statements of Shareholders' Changes in Equity and Comprehensive Loss
(in thousands, except share amounts)
(unaudited)

	Velti Shareholders' Equity
	Share Capital
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Velti Shareholders' Equity	Non- controlling Interests	Total
Balance as of December 31, 2010	38,341,760	$3,397	$50,415	$(19,358)	$1,639	$36,093	$176	$36,269
Components of comprehensive loss:
Net loss	—	—	—	(40,350)	—	(40,350)	(75)	(40,425)
Foreign currency translation adjustments	—	—	—	—	(9,520)	(9,520)	15	(9,505)
Total comprehensive loss						$(49,870)	$(60)	$(49,930)
Issuance of shares in January public offering, net of issuance costs	12,500,000	875	133,258	—	—	134,133	—	134,133
Issuance of shares in June public offering, net of issuance costs	9,474,275	758	135,981	—	—	136,739	—	136,739
Shares issued upon vesting of deferred share awards and option exercises	1,354,361	107	315	—	—	422	—	422
Share withholding in lieu of employee tax withholding	—	—	(1,598)	—	—	(1,598)	—	(1,598)
Share-based compensation	—	—	23,626	—	—	23,626	—	23,626
Balance as of September 30, 2011	61,670,396	$5,137	$341,997	$(59,708)	$(7,881)	$279,545	$116	$279,661

	Velti Shareholders' Equity
	Share Capital
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Velti Shareholders' Equity	Non- controlling Interests	Total
Balance as of December 31, 2009	37,530,261	$3,339	$42,885	$(3,689)	$4,315	$46,850	$86	$46,936
Components of comprehensive loss:
Net loss	—	—	—	(17,658)	—	(17,658)	(60)	(17,718)
Foreign currency translation adjustments	—	—	—	—	(1,064)	(1,064)	(16)	(1,080)
Total comprehensive loss						$(18,722)	$(76)	$(18,798)
Issuance of shares upon tender of non-controlling interest in Velti North America, Inc.	20,000	2	(73)	—	—	(71)	195	124
Issuance of shares in connection with acquisition of Mobclix	150,220	12	1,434	—	—	1,446	—	1,446
Shares issued upon vesting of deferred share awards	591,172	43	—	—	—	43	—	43
Share-based compensation	—	—	5,327	—	—	5,327	—	5,327
Balance as of September 30, 2010	38,291,653	$3,396	$49,573	$(21,347)	$3,251	$34,873	$205	$35,078

The accompanying notes are an integral part of these condensed consolidated financial statements.

Velti plc
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	For the Nine Months Ended September 30,
	2011	2010

Cash flows from operating activities:
Net loss	$(40,425)	$(17,718)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	13,650	8,096
Change in fair value of contingent consideration	1,174	—
Non-cash interest expense	2,185	725
Share-based compensation	23,626	5,327
Retirement benefit obligations	92	92
Deferred income taxes	1,115	3,793
Undistributed loss of equity method investments	383	2,107
Foreign currency transactions (gain) loss	(6,974)	1,052
Provision for doubtful accounts	422	—
Change in operating assets and liabilities:
Trade receivables and accrued contract receivables	(6,000)	(12,769)
Prepayments and other current assets	(33,362)	(12,403)
Other assets	(207)	(1,150)
Accounts payable and other accrued liabilities	(15,235)	12,676
Deferred revenue and government grant income	3,869	1,332
Net cash used in operating activities	(55,687)	(8,840)
Cash flow from investing activities:
Purchase of property and equipment	(1,385)	(842)
Investments in software development and purchased software	(21,729)	(14,888)
Investment in subsidiaries and equity method investments, net of cash acquired	(9,268)	(388)
Net cash used in investing activities	(32,382)	(16,118)
Cash flow from financing activities:
Net proceeds from issuance of ordinary shares	273,780	43
Proceeds from borrowings and debt financing	917	28,990
Repayment of borrowings	(63,720)	(3,621)
Net cash generated from financing activities	210,977	25,412
Effect of changes in foreign exchange rates	127	(1,322)
Net increase (decrease) in cash and cash equivalents	123,035	(868)
Cash and cash equivalents at beginning of period	17,354	19,655
Cash and cash equivalents at end of period	$140,389	$18,787
Supplemental cash flow information:
Interest paid	$6,544	$2,201
Income taxes paid	$432	$269

The accompanying notes are an integral part of these condensed consolidated financial statements.

Velti plc
Notes to Condensed Consolidated Financial Statements (unaudited)

1. Description of Business and Basis of Presentation
Velti plc (Velti or the Company), is a leading global provider of mobile marketing and advertising technology that enable brands, advertising agencies, mobile operators and media companies to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. Our platform allows our customers to use mobile media, together with traditional media, such as television, print, radio and outdoor advertising, to reach targeted consumers, engage consumers through the mobile Internet and applications, convert consumers into their customers and continue to actively manage the relationship through the mobile channel.
Basis of Presentation
The following (a) Condensed Consolidated Balance Sheet as of December 31, 2010, which has been derived from audited financial statements, and (b) the unaudited interim Condensed Consolidated Financial Statements of Velti as of September 30, 2011, and for the three and nine months ended September 30, 2011 and 2010, have been prepared in accordance with accounting principles generally accepted in the U.S. for interim financial information along with Article 10 of Securities and Exchange Commission (SEC) Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles (GAAP) for complete financial statements. In management’s opinion, the financial statements include all adjustments (consisting of normal, recurring and non-recurring adjustments) necessary for the fair presentation of the financial position and operating results of the Company. The results of operations for the three and nine months ended September 30, 2011 are not necessarily indicative of the results for the entire fiscal year ending December 31, 2011 or for any other period. These unaudited Condensed Consolidated Financial Statements should be read in conjunction with Velti's Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (2010 Form 20-F) filed on April 12, 2011 with the SEC.
Group Structure
Velti plc is a company incorporated under the laws of the Bailiwick of Jersey, the Channel Islands. On May 3, 2006, Velti plc was first admitted and trading commenced in our ordinary shares on the Alternative Investment Market of the London Stock Exchange (AIM) and subsequently on the NASDAQ Global Select Market on January 28, 2011. Effective May 3, 2011 our ordinary shares no longer trade on AIM.
2. Summary of Significant Accounting Policies
Changes in Significant Accounting Policies During the Period
In October 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-13, Multiple Deliverable Arrangements, related to revenue recognition for multiple-deliverable revenue arrangements. ASU 2009-13 allows, for new or materially modified arrangements, the use of the best estimate of selling price in addition to vendor-specific objective evidence (VSOE) and third-party evidence (TPE) for determining the selling price of a deliverable. A vendor must use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating consideration is no longer permitted. This update requires expanded qualitative and quantitative disclosures. We have adopted the new guidance on a prospective basis for new or materially modified arrangements beginning January 1, 2011. There was no material impact to our financial statements upon adoption and we do not anticipate any ongoing impact in future periods from existing arrangements.
Revenue Recognition
We derive our revenue from three sources:

▪
software as a service (SaaS) revenue, which consists of fees from customers who subscribe to our hosted mobile marketing and advertising platform, generally referred to as “usage‑based” services, and fees from customers who utilize our software solutions to measure the progress of their transaction‑ based mobile marketing and advertising campaigns, generally referred to as “performance‑based” services;

▪
license and software revenue, which consists of revenue from customers who license our mobile marketing and advertising platform and fees for customized software solutions delivered to and installed on the customers' server; and

▪
managed services revenue, which consists of fees charged to customers for professional services related to the implementation, execution, and monitoring of customized mobile marketing and advertising solutions.

Velti, plc
Notes to Consolidated Financial Statements (unaudited) (continued)

We account for our revenue for these services and licenses in accordance with Accounting Standards Codification (ASC) Topic 605 - Revenue Recognition and ASC Topic 985-605 - Certain Revenue Arrangements that Include Software Elements. We recognize revenue when all of the following conditions are satisfied: (i) there is persuasive evidence of an arrangement; (ii) the service has been rendered or delivery has occurred; (iii) the fee to be paid by the customer is fixed or determinable; and (iv) collectibility of the fee is reasonably assured.
SaaS revenue generated from our “usage‑based” services, including subscription fees for use of individual software modules and our automated mobile marketing campaign creation templates, and fees charged for access to our technology platform, are recognized ratably over the period of the agreement as the fees are earned.
SaaS revenue generated from our “performance‑based” services is generally based on specified metrics, typically relating to the number of transactions performed during the campaign multiplied by the cost per action or response in accordance with the terms of the related contracts. Some of our performance‑based contracts include performance incentive provisions that link a portion of revenue that we may earn under the contract to the performance of the customer's campaign relative to quantitative or other milestones, such as the growth in the consumer base, reduced consumer churn, or the effectiveness of the end-user response. We consider the performance‑based fees to be contingent fees and recognize revenue monthly as the contingency is resolved, the fees are earned and the amount of the fee can be reliably measured.
License and software revenue consists of fees charged for our mobile marketing and advertising technology provided on a perpetual license. These types of arrangements do not typically include any ongoing support arrangements or rights to upgrades or enhancements and therefore revenue related to perpetual licensing arrangements is recognized upon the delivery of the license. Fees charged to customize our software solution are recognized using the completed contract or percentage-of-completion method according to ASC 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts, based on the ratio of costs incurred to the estimated total costs at completion.
Managed services revenue, when sold with software and support offerings, are accounted for separately when these services (i) have value to the customer on a standalone basis, (ii) are not essential to the functionality of the software and (iii) there is objective and reliable evidence of the selling price of each deliverable. When accounted for separately, revenue is recognized as the services are rendered for time and material contracts, and ratably over the term of the contract when accepted by the customer for fixed price contracts. For revenue arrangements with multiple deliverables, such as an arrangement that includes license, support and professional services, we allocate the total amount the customer will pay to the separate units of accounting based on their relative selling prices, as determined by the price of the undelivered items when sold separately.
The timing of revenue recognition in each case depends upon a variety of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations, and the existence of evidence to support recognition of our revenue as of the reporting date. For contracts with extended payment terms for which we have not established a successful pattern of collection history, we recognize revenue when all other criteria are met and when the fees under the contract are due and payable. Fees that have been invoiced are recorded in trade receivables and in revenue when all revenue recognition criteria have been met. Fees that have not been invoiced as of the reporting date but for which all revenue recognition criteria are met are reported as accrued contract receivables on the balance sheets.
In the event that we have incurred costs associated with a specific revenue arrangement prior to the execution of the related contract, those costs are expensed as incurred.
We present revenue net of value‑added tax, sales tax, excise tax and other similar assessments. Our revenue arrangements do not contain general rights of return.
Concentration of Credit Risk
Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, to the extent that balances exceed insured limits, and accounts receivable. Our concentration of credit risk with respect to accounts receivable is limited as we have policies in place to ensure that sales are made to customers with a high credit standing, and we enter into factoring arrangements with local banks for a material portion of our accounts receivable.
There were no customers that accounted for 10% or more of our revenues for the three and nine months ended September 30, 2011. Two customers accounted for 31% and 30% of our revenue for the three and nine months ended September 30, 2010, respectively with each customer individually accounting for more than 10%.
Use of Estimates
The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make

Velti, plc
Notes to Consolidated Financial Statements (unaudited) (continued)

estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.
Reclassifications
Certain prior-period amounts have been reclassified to conform to current period presentation.
Recent Accounting Pronouncements
In December 2010, the FASB issued ASU No. 2010-28,When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (Topic 350) Intangibles—Goodwill and Other. ASU 2010-28 amends the criteria for performing Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires performing Step 2 if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. We will adopt ASU 2010-28 on January 1, 2012 and do not believe it will have a material impact on our consolidated financial statements.
In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820) Fair Value Measurement, to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements. We will adopt ASU 2011-04 on January 1, 2012 and do not believe it will have a material impact on our consolidated financial statements.
In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220) Presentation of Comprehensive Income, to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. ASU 2011-05 is effective for us on January 1, 2012, with retrospective application required. The adoption of ASU 2011-05 will require us to change our presentation of comprehensive income.
In September of 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350). This ASU simplifies how entities, both public and nonpublic, test goodwill for impairment by permitting an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. Previous guidance under Topic 350 required an entity to test goodwill for impairment, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount, including goodwill (step one). If the fair value of a reporting unit is less than its carrying amount, then the second step of the test must be performed to measure the amount of the impairment loss, if any. Under the amendments in this Update, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The adoption of ASU 2011-08 is not expected to have a material effect on our consolidated financial statements.
3. Segment and Geographic Information
Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM), or decision making group, in deciding how to allocate resources and in assessing performance. Velti's CODM is our chief executive officer. Our business is conducted in a single operating segment. Our CODM reviews a single set of financial data that encompasses our entire operations for purposes of making operating decisions and assessing financial performance. Our CODM manages our business based primarily on broad functional categories of sales, marketing, software and technology platform development and strategy.
We conduct our business in three geographical areas: Europe, Americas, and Asia/Africa. The following table provides revenue by geographic area. Revenue from customers for whom we provide services in multiple locations is reported in the location of the respective customer's domicile; revenue from customers for whom we provide services in a single or very few related locations is reported in the location of the respective customer's place of operations.

Velti, plc
Notes to Consolidated Financial Statements (unaudited) (continued)

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
Revenue:	2011		2010		2011		2010
	(in thousands, except percentages)
Europe:
United Kingdom	$5,288	13.8%	$6,806	33.0%	$16,969	16.6%	$18,958	32.3%
Russia	520	1.4%	730	3.5%	2,396	2.3%	9,044	15.4%
Greece	3,398	8.9%	3,320	16.1%	8,887	8.7%	7,273	12.4%
All other European countries	14,815	38.8%	7,406	35.9%	34,815	34.1%	13,446	22.9%
Total Europe	24,021	62.9%	18,262	88.6%	63,067	61.8%	48,721	82.9%
Americas	8,986	23.5%	826	4.0%	24,499	24.0%	1,483	2.5%
Asia/Africa	5,181	13.6%	1,534	7.4%	14,530	14.2%	8,578	14.6%
Total revenue	$38,188	100.0%	$20,622	100.0%	$102,096	100.0%	$58,782	100.0%

4. Contract Revenue and Grant Income
A significant portion of our revenue is accrued but not billed as of each reporting date. As of September 30, 2011 and 2010, we had earned but un-invoiced contract revenue of $42.4 million and $33.6 million, respectively, from rendering services relating to projects that are completed or delivered but for which we had not yet invoiced the customer. We recognize un-invoiced contract revenue when all revenue recognition criteria are met. However, accrued contract receivables are not included in trade receivables until the customer is invoiced.
From time to time, we receive grants from the European Union for the development and roll-out of mobile and broadband value-added services and various e-commerce related services. We recognize income under these grants as it is earned as an offset to the costs and expenses reimbursed by the grants. The amounts earned are offset to expense as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
	(in thousands)
General and administrative	$—	$30	$—	$89
Depreciation and amortization	395	812	2,561	2,341
	$395	$842	$2,561	$2,430

5. Balance Sheet Items
Details of our significant balance sheet line items consisted of the following:

Other receivables and current assets	September 30,	December 31,
	2011	2010
	(in thousands)
Notes receivable (1)	$22,426	$15,540
Government grant receivables	4,810	10,784
Other receivables	20,509	1,983
Total other receivables and current assets	$47,745	$28,307

(1) Notes receivable consists of post dated checks that due to local laws are legally enforceable short-term promissory notes and have therefore been reclassified from trade receivables.

Velti, plc
Notes to Consolidated Financial Statements (unaudited) (continued)

Property and Equipment	September 30,	December 31,
	2011	2010
	(in thousands)
Buildings and fixtures	$1,026	$861
Computer and telecommunication hardware	6,103	5,330
Office equipment	1,621	1,511
Total cost	8,750	7,702
Less: accumulated depreciation	(4,948)	(4,449)
Property and equipment, net	$3,802	$3,253

Depreciation expense was $298,000 and $266,000 during the three months ended September 30, 2011 and 2010, respectively. Depreciation expense was $849,000 and $916,000 during the nine months ended September 30, 2011 and 2010, respectively.

Accrued Liabilities	September 30,	December 31,
	2011	2010
	(in thousands)
Accrued interest	$36	$2,053
Professional fees	2,290	2,953
Employee related accruals	3,071	6,759
Accrued third-party costs	7,572	9,373
Other	2,804	6,377
Total accrued liabilities	$15,773	$27,515

6. Business Combinations
Mobclix, Inc. Acquisition
On September 30, 2010, we acquired Mobclix, Inc. ("Mobclix") based in Palo Alto, CA. At closing we paid $1.1 million in cash and issued 150,220 ordinary shares, to former Mobclix stockholders and creditors, with a fair value of $1.5 million. The fair value per share of £6.12 ($9.68) was based on the closing price of our ordinary shares on AIM on the date of acquisition. In March 2011 we paid an additional $8.5 million in deferred consideration, and an additional $0.7 million in employee bonuses. In addition, we initially agreed to pay, on March 1, 2012, an amount contingent upon the financial performance of Mobclix between January 1 and December 31, 2011. The contingent payment, which was initially based upon Mobclix achieving certain gross profit and EBITDA targets during the period. This contingent consideration was set at a minimum of $2.0 million and a maximum of $43.0 million, after deducting the upfront payments and the deferred payments made during 2011.
On May 1, 2011 we amended our agreement with Mobclix to change the terms of the contingent payment in order to facilitate our integration efforts. The terms of the amendment fix the contingent payment at $18.1 million. In addition, we agreed an additional contingent amount based solely upon EBITDA performance between January 1 and December 31, 2011. This contingent payment has been set at a minimum of zero and a maximum additional payment of $5.0 million. Both amounts are payable in either cash or shares at our discretion with no change in the original payment dates. On May 1, 2011, we estimated the fair value of the amended minimum deferred consideration utilizing a present value factor based on the cost of capital and the timing of the payments, which resulted in recording an additional $6.1 million of acquisition related charges. In addition, we estimated the fair value of the contingent payout utilizing an internal cash flow model based on the revised terms in the amendment and determined the fair value was zero on the amendment date.
The fair value of the amended contingent payment will continue to be remeasured on each reporting date. See disclosure of fair value measurements disclosure in Note 7.

Velti, plc
Notes to Consolidated Financial Statements (unaudited) (continued)

7. Fair Value Measurements
The Company considers fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market in which we would transact business in an orderly transaction on the measurement date. We consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
We use observable inputs whenever possible and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company’s market assumptions. The inputs are then classified into the following hierarchy: (1) Level 1 Inputs—quoted prices in active markets for identical assets and liabilities; (2) Level 2 Inputs—observable market-based inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar or identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; (3) Level 3 Inputs—unobservable inputs that are supported by little or no market activity such as certain pricing and discounted cash flow models.
Our financial assets and liabilities consist principally of cash and cash equivalents, accounts payable, accrued liabilities, current and non-current notes payable. Cash and cash equivalents are stated at cost, which approximates fair value. As of September 30, 2011 and December 31, 2010, we do not have readily marketable securities that are classified as cash equivalents. Accounts payable and accrued liabilities are carried at cost that approximates fair value due to their expected short maturities. Our long-term debt bears interest at variable rates which approximate the interest rates at which we believe we could refinance the debt. Accordingly, the carrying amount of long-term debt as of September 30, 2011 and December 31, 2010 approximates its fair value. As of September 30, 2011, we did not have any financial assets or liabilities for which Level 1 or Level 2 inputs were required to be disclosed.
The fair value of our contingent payments associated with our recent acquisitions is determined based on an internal cash flow model using inputs based on estimates and assumptions developed by us and is remeasured on each reporting date. The rates used to discount net cash flows to their present value were based on our weighted average cost of capital for similar transactions and an assessment of the relative risk inherent in the associated cash flows. The inputs were current as of the measurement date. These inputs tend to be unobservable and, as such, are considered Level 3 in the fair value hierarchy. The contingent payment that may be due in connection with our acquisition of Mobclix is our only Level 3 fair value measurement.
As discussed in Note 6, we determined that the fair value of the amended contingent payment to Mobclix was zero on the amendment date and as of September 30, 2011.
The following table provides a summary of changes in fair value of the contingent payments measured using significant unobservable inputs (Level 3):

Fair Value
(in thousands)
Balance as of December 31, 2010	$9,116
Change in fair value of contingent payment liabilities	1,174
Reclassified to deferred consideration (which is not measured at fair value)	(10,290)
Balance as of September 30, 2011	$—

Velti, plc
Notes to Consolidated Financial Statements (unaudited) (continued)

8. Intangible Assets
Information regarding our definite-lived intangible assets is a follows:

Intangible Assets	Average Useful life	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
	(in years)	(in thousands)
September 30, 2011
Internal software development costs	3.0	$25,078	$15,548	$9,530
Computer software	5.0	31,195	12,425	18,770
Licenses and intellectual property	5.0	30,179	16,191	13,988
Trademark and trade name	1.3	637	510	127
Customer relationships	4.8	5,852	1,772	4,080
Developed technology	4.6	7,134	2,655	4,479
Intangible assets	4.4	$100,075	$49,101	$50,974
December 31, 2010
Internal software development costs	3.0	$19,522	$11,116	$8,406
Computer software	5.0	17,821	8,331	9,490
Licenses and intellectual property	5.0	28,593	11,908	16,685
Trademark and trade name	1.3	637	127	510
Customer relationships	4.8	5,838	945	4,893
Developed technology	4.6	7,134	1,468	5,666
Intangible assets	4.4	$79,545	$33,895	$45,650

Gross amortization expense was $5.9 million and $3.6 million during the three months ended September 30, 2011 and 2010, respectively. Gross amortization expense was $15.3 million and $10.8 million during the nine months ended September 30, 2011 and 2010, respectively.
9. Equity Method Investments
CASEE — China — Equity Investment
We own 33% of the parent company of a Chinese mobile marketing firm called Cellphone Ads Serving E-Exchange, or CASEE. One of China's largest mobile advertising exchanges, CASEE creates an online marketplace for content publishers by serving highly targeted and personalized advertisements via the mobile internet to consumers across China for major multi-national companies. Our investment in CASEE does not restrict us from conducting business in China separate from CASEE, and there is no other relationship between us or any rights to our technology provided by us to CASEE. On September 22, 2011 we entered into a definitive agreement to acquire the remaining 67% of the outstanding equity of the parent company of CASEE that we do not own and expect to complete this acquisition prior to the end of 2011.
The following table provides a summary of changes in our equity method investments:

Carrying Value
(in thousands)
Balance as of December 31, 2010	$2,328
Additional equity method investments	110
Share of income from equity method investments	(110)
Foreign exchange differences	75
Balance as of September 30, 2011	$2,403

Velti, plc
Notes to Consolidated Financial Statements (unaudited) (continued)

10. Short-term financings and long-term debt
Our short-term financings and long-term debt outstanding as of September 30, 2011 and December 31, 2010 is classified as follows:

	September 30,	December 31,
	2011	2010
	(in thousands)
Long-term debt, net of current portion	$7,142	$19,904
Current portion of long-term debt	3,349	12,940
Short-term financings	—	38,729
Short-term debt	3,349	51,669
Total debt	10,491	71,573
Less: Carrying value of debt placement fee(1)	(225)	(1,458)
Total debt, net of debt placement fee	$10,266	$70,115

(1)
Represents the carrying value of the 875,000 new shares issued to various parties in lieu of an arrangement fee and certain other arrangement fees incurred in connection with our term loans and revolving facility with Thor Luxembourg S.à.r.l. described below under "Debt Discounts" and arrangement fees incurred in connection with our term loan with Black Sea Trade and Development Bank.

Details of our long-term debt by facility as of September 30, 2011 are as follows:

Lender	Description / Term	Total Facility	Outstanding Amount	Interest Rate	Security/Covenant
		(in thousands)
EFG — Eurobank Ergasias	Bond loan/Due April 1, 2013	403	403	6 month Euribor + 2%	Personal guarantee
Black Sea Trade and Development Bank	Term facility due September 2015 and October 2015	20,174	10,088	3 month Euribor + 4% after September 30, 2011
Total debt:		$20,577	$10,491

In October 2011 we repaid the EFG loan in full and have therefore presented the balance as current in the accompanying condensed consolidated balance sheet as of September 30, 2011.
Future principal repayments under all debt arrangements as of September 30, 2011 are as follows:

Amount
(in thousands)
2011	$1,564
2012	2,380
2013	2,380
2014	2,380
2015 and beyond	1,787
Total	$10,491

Debt Financing
On August 31, 2010, we entered into a term loan facility with Black Sea Trade and Development Bank (Black Sea) in the principal amount of €15.0 million (approximately $20.2 million) at an interest rate of 3 months Euribor + 6% per annum. The Black Sea facility is a senior five year term loan provided to Velti S.A. We must maintain a net debt to operating EBITDA ratio on an annual basis of not more than 3.00 to 1; an EBIT to Net Interest Expense ratio on an annual and semi-annual basis of not less than 1.60 to 1, and a ratio of total liabilities to shareholders' equity on an annual and semi-annual basis of not more than 2.00 to 1. As of September 30, 2011 we were in compliance with all of covenants under this facility.

Velti, plc
Notes to Consolidated Financial Statements (unaudited) (continued)

On September 20, 2011, in conjunction with repaying €7.5 million (approximately $10.1 million) of the amount due to Black Sea we signed an amendment to the facility agreement. This amendment reduced the interest rate on the remaining balance to 3 months Euribor + 4% per annum, released all assets securing the loan including the share pledge agreement and eliminated all future security requirements. In addition, the amendment revised the repayment terms to include 16 equal quarterly principal payments beginning in December 2011. The revised payment terms are reflected in the above table.
On June 26, 2009, we entered into a facilities agreement (Facilities Agreement), as amended, with Thor Luxembourg S.à.r.L., or Thor, pursuant to which Thor advanced certain loans under three facilities, all of which were repaid in full in February 2011.
Debt Discount
We issued 875,000 new shares to various parties directed by Thor in lieu of an arrangement fee. The price per share was set at £1.605, the price of our ordinary shares on AIM at the date of the loan agreements. We recorded the value of the shares ($2.3 million) as a debt discount and are amortizing the debt discount over the 27 month term of the loan as interest expense. The remaining debt discount was charged to interest expense upon the repayment of the related Thor loans in February 2011.
Secured Borrowings and Collateralized Receivables
As of September 30, 2011, none of our accounts receivable were pledged as security against borrowings. As of December 31, 2010, we had pledged $10.7 million of our accounts receivable as security against short-term loans. The collateralized receivables are presented at their net present value. The interest rate implicit in the collateralized receivables was 6.0% as of December 31, 2010.
The average effective interest rates to finance our borrowing facilities as of September 30, 2011 ranged from 3.8% to 5.6%. The average effective interest rates to finance our borrowing facilities as of December 31, 2010 ranged from 2.3% to 20%.
Interest expense related to servicing of our borrowing facilities is summarized below:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
	(in thousands)
Interest expense:
Long-term bond loans	$324	$1,932	$1,580	$2,659
Short-term loans	88	221	534	970
Finance costs on factoring of receivables	403	347	1,224	724
Other interest costs	274	101	956	193
Accretion of debt discount and deferred purchase consideration	418	239	2,157	725
Total interest expense	1,507	2,840	6,451	5,271
Less: Interest income	(25)	(14)	(88)	(78)
Net interest expense	$1,482	$2,826	$6,363	$5,193

Velti, plc
Notes to Consolidated Financial Statements (unaudited) (continued)

11. Income Taxes
A reconciliation between the statutory income tax rates of our country of domicile and our effective tax rates as a percentage of income (loss) before income taxes is as follows:

	For the Nine Months Ended September 30,
	2011	%
	(in thousands, except percentages)
Tax at country of domicile statutory rate	$(4,576)	12.5%
Foreign earnings at other than country of domicile statutory rates	(1,684)	4.6
Unrecognized tax benefits	2,444	(6.7)
Rate changes	(250)	0.7
Permanent items	5,614	(15.3)
Other	1,930	(5.3)
Valuation allowance	(38)	0.1
	$3,440	(9.4)%

The foreign differential presented in the above rate reconciliation schedule consists of the difference between the statutory rate of our country of domicile and the local foreign tax rate for each tax jurisdiction where we conduct business, multiplied by the adjusted taxable earnings or losses of our foreign operations.
We have not provided for Ireland income taxes on the $58.4 million foreign unremitted earnings which are expected to be invested outside Ireland indefinitely. In the unlikely event of a distribution of those earnings at some point in the future, we would be subject to Ireland income taxes and withholding taxes payable to the foreign countries where the foreign operations are located. The amount of unrecognized deferred income tax liability on those earnings would not be material to the financial statements due to anticipated use of a participation exemption in Ireland in the amount of remitted earnings, as well as the ability to utilize Ireland tax net operating losses and foreign tax credits to offset income taxes.
A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

(in thousands)
Balance as of December 31, 2010	$9,545
Gross increases — current period tax positions	3,936
Gross decreases — current period tax positions	(1,492)
Balance as of September 30, 2011	$11,989

Our policy for deducting interest and penalties is to treat interest as interest expense and penalties as taxes. As of September 30, 2011, we have accrued $1 million in interest and penalties related to unrecognized tax benefits. We do not believe that the total amount of unrecognized tax benefits will significantly change within the next 12 months.
12. Commitments and Contingencies
Operating Lease Commitments
The future aggregate minimum lease payments under non-cancellable operating leases as of December 31, 2010 are as follows:

Amount
(in thousands)
2011	$2,756
2012	2,602
2013	2,324
2014	1,568
2015	901
Thereafter	2,767

Velti, plc
Notes to Consolidated Financial Statements (unaudited) (continued)

Rent expense was $1.3 million and $0.6 million during during the three months ended September 30, 2011 and 2010, respectively. Rent expense was $2.8 million and $1.9 million during the nine months ended September 30, 2011 and 2010, respectively.
Guarantees and Indemnifications
We periodically establish irrevocable bank guarantees in favor of a customer in connection with a campaign guaranteeing minimum net revenue or covering costs of a campaign. As of September 30, 2011 and December 31, 2010, the aggregate amount of our outstanding commitments under such letters of guarantee was $1.8 million and $1.1 million, respectively. We accrue for known obligations when a loss is probable and can be reasonably estimated. There were no accruals for expenses related to our performance guarantees for any period presented.
As permitted under the laws of the Bailiwick of Jersey and the Republic of Ireland, and in accordance with our bylaws, we indemnify our officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at our request in such capacity. The maximum amount of potential future indemnification is unlimited; however, we maintain director and officer liability insurance that limits our exposure and may enable us to recover a portion of any future amounts paid. We believe the fair value for these indemnification obligations is immaterial. Accordingly, we have not recognized any liabilities relating to these obligations as of September 30, 2011 and December 31, 2010.
Pension and Other Post-Retirement Obligations
We are required under Greek law to make a payment to employees on unfair dismissal or on attaining normal retirement age. The amount of the payment depends on the employees' monthly earnings (capped at €6,000 per month, or approximately $8,200) and a multiple which depends on length of service. The most recent independent actuarial valuation was carried out as of December 31, 2010. As of September 30, 2011, our retirement benefits obligations were unfunded.
Mobile Device Litigation
In re iPhone Application Litigation is a purported nationwide class action filed in the Northern District of California against Apple Inc. and certain other parties, including Mobclix. The action alleges that the defendants, through the promotion of software applications, or "apps", developed, marketed, and provided or sold for use with Apple's devices, improperly and unlawfully access, capture, alter and/or use personal information they obtained from "app" users.  The district court granted the defendants' motion to dismiss the initial Consolidated Complaint and ordered plaintiffs to file an amended pleading by November 21, 2011.  The defendants anticipate responding with a motion to dismiss.
Numerous other class actions filed in state and federal courts throughout the United States allege similar claims related to "apps" sold for use with devices using the Apple iOS or Google Android operating systems. The Multi District Litigation panel consolidated the majority of the federal actions related to Apple devices with In re iPhone Application Litigation and assigned them for all purposes to the judge presiding over that matter.  Physical transfer of the files related to these actions is pending, and the parties anticipate that additional claims and classes may be alleged in an amended complaint as a result of that transfer.
Defendant TrafficMarketplace.com recently demanded that Mobclix, pursuant to an agreement between the parties, defend and indemnify it for costs related to the In re iPhone Application Litigation class action.  Mobclix has responded to that request and expects a response promptly.
Mobclix was named as a defendant in one of the actions regarding Google devices, but within several months was dismissed from that action without prejudice.
Because the filed actions are in the very early stages, and due to the inherent uncertainty surrounding the litigation process, we are unable to reasonably assess the likelihood of any particular outcome of these litigations (or potential litigations) at this time.
Other Legal Proceedings
We are involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in our favor, we do not currently believe that the outcome of any pending or threatened proceedings related to these or other matters, or the amounts which we may be required to pay by reason thereof, would have a material adverse impact on our financial position, results of operations or liquidity.

Velti, plc
Notes to Consolidated Financial Statements (unaudited) (continued)

13. Share-Based Compensation
We granted deferred share awards and options to our employees as part of our compensation package. We also award ordinary shares as compensation to our non-executive directors for their service as members of the board.
Under our share incentive plans, shares are issued to a participant when the deferred share award vests in accordance with any vesting schedule specified in the award agreement following receipt of payment of the aggregate nominal (par) value of £0.05 per ordinary share. All of our share options have an exercise price equal to the market price of our ordinary shares on the date of grant. The recipient is responsible for all applicable taxes payable on the awards and options. Our option and deferred share awards typically vest over a four year period at the rate of 25% per year on the anniversary of the date of grant, contingent on continued service to the company at each vesting date. A portion of the deferred share awards granted to our executive officers, representing shares paid in lieu of cash compensation, vest monthly over one year contingent on continued service to the company at each vest date. The award to our non-executive directors vest monthly over a one year period.
Deferred Share Awards
Details of our deferred share awards are as follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Value Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2010	2,055,984	$0.08
Share awards granted	1,260,356	$0.08	$12.59		$15,874
Forfeited	(255,882)	$0.08
Vested deferred share awards	(1,353,600)	$0.08			$23,592
Outstanding as of September 30, 2011	1,706,858	$0.08		1.79	$11,030

For deferred share awards, the fair value on the date of grant approximates market value as the exercise price equals the nominal (par) value of £0.05 (remeasured into US Dollars on grant date) per ordinary share. The aggregate estimated grant date fair value therefore approximates the intrinsic value disclosed in the table above.
Stock Options
Details of stock option activity are as follows:

	Number of options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2010	3,492,820	$5.01
Share options granted	1,300,020	$12.59	$7.26
Forfeited share options	(288,664)	$6.71
Exercised options	(89,191)	$3.62			$939
Outstanding as of September 30, 2011	4,414,985	$7.16		8.79	$5,904

There were 39,250 share options granted to non-employees of Velti, which are included in the table above. The fair value of these options is remeasured at each reporting date utilizing the share price at that time.
The aggregate estimated grant date fair value for options granted to employees was $1.1 million and $1.6 million during the three months ended September 30, 2011 and 2010, respectively. The aggregate estimated grant date fair value for options granted to employees was $9.4 million and $10.3 million during the nine months ended September 30, 2011 and 2010, respectively.

Velti, plc
Notes to Consolidated Financial Statements (unaudited) (continued)

The following table summarizes information regarding our outstanding and exercisable options as of September 30, 2011:

	Outstanding			Exercisable
Range of Exercise Prices	Number of Option Shares	Weighted-Average Exercise Price per Share	Remaining Weighted-Average Contractual Term (Years)	Number of Option Shares	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value
$2.57 - $4.69	559,171	$2.68	7.85	253,766	$2.66
$4.95 - $4.95	2,227,485	$4.95	8.62	747,931	$4.95
$6.26 - $12.10	1,352,391	$10.89	9.30	163,260	$9.10
$12.59 - $16.91	223,400	$15.12	9.65	—	$—
$18.47 - $18.47	52,538	$18.47	9.58	—	$—
	4,414,985	$7.16	8.79	1,164,957	$5.03	$2,248

The fair value of our share options was estimated at the date of grant using the Black-Scholes model with the following assumptions:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
Share Options Valuation Assumptions
Expected volatility	60%	60%	60%	60%
Expected life in years	6.25	6.25	6.25	6.25
Risk free rate	2.0%	2.5%	2.0% - 2.5%	2.5%
Expected dividends	—%	—%	—%	—%

For share options, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment behavior, we estimate the expected term of options granted by taking the average of the vesting term and the contractual term of the options, referred to as the simplified method. We estimate the expected term of our share options using a blended volatility factor, which consists of our own share volatility from our trading history and expected future volatility. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the deferred share award or share option. Expected dividends during the term of the options are based on our dividend policy. To date, no dividends have been declared or paid and none are expected to be declared or paid during the expected term. We estimated the forfeiture rate based on historical and anticipated levels of personnel turnover.
During the three and nine months ended September 30, 2011 and 2010 we recognized total share-based compensation expense under equity incentive plans for our employees as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
	(in thousands)
Datacenter and direct project	$601	$183	$2,980	$356
General and administrative	1,549	649	9,952	1,266
Sales and marketing	1,127	1,388	7,022	2,552
Research and development	703	338	3,406	686
	$3,980	$2,558	$23,360	$4,860

Share-based compensation expense for consultants and advisers was $(207,000) and $362,000 during the three months ended September 30, 2011 and 2010, respectively. Share-based compensation expense for consultants and advisers was $266,000 and $467,000 during the nine months ended September 30, 2011 and 2010, respectively. These amounts are included in general and administrative expenses on the accompanying consolidated statements of operations.
There was no recognized tax benefit recorded during the three and nine months ended September 30, 2011 and 2010 related to share-based compensation expense. As of September 30, 2011, there was $9.6 million of total unrecognized compensation

Velti, plc
Notes to Consolidated Financial Statements (unaudited) (continued)

expense related to deferred share awards awarded under our share incentive plans expected to be recognized over a weighted-average recognition period of 1.8 years. As of September 30, 2011, there was $8.2 million of total unrecognized compensation expense related to share options expected to be recognized over a weighted-average recognition period of 1.8 years.
In March 2011, certain performance based deferred share awards granted to employees in 2009 were approved for vesting. The performance metrics of these awards were set at the time of grant based on then current projections of company performance under IFRS for 2009 and 2010. These metrics did not contemplate our conversion to US GAAP, the impact of acquisitions completed during 2009 and 2010, or the impact on our results of preparing for and completing our US public offering. Due to the judgment required to reconcile actual company performance with the original metrics, it was determined that any vesting would be required to be treated as a modification under the guidance in ASC 718. This required the fair value of the awards to be remeasured on the vesting approval date, with the incremental fair value charged to expense over the remaining vesting period. As a result, we recognized additional compensation expense of approximately $10.5 million during the six months ended June 30, 2011.
In May 2010, we allowed for the vesting of certain deferred share awards granted to employees in 2008 under IFRS based on then current projections of company performance under IFRS for 2008 and 2009. As a result of this modification, we recognized additional compensation expense of approximately $1.1 million during the six months ended June 30, 2010.
14. Net Income (Loss) Per Share
Basic net income (loss) per share is calculated by dividing the income (loss) attributable to equity holders by the weighted average number of ordinary shares outstanding during the year. Diluted net income (loss) per share is computed by including all potentially dilutive ordinary shares, deferred share awards and share options. For the nine months ended September 30, 2011 and the three and nine months ended September 30, 2010, deferred share awards and share options were not included in the computation of diluted net loss per share because the effect would have been antidilutive. The following table presents the calculation of basic and diluted income (loss) per share:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
	(in thousands, except per share data)
Net income (loss) attributable to Velti	$598	$(6,048)	$(40,350)	$(17,658)
Weighted average number of ordinary shares outstanding	61,595	38,160	53,914	37,792
Plus: Incremental dilutive deferred share awards and share options	2,331	—	—	—
Weighted average number of ordinary shares including dilutive effect of outstanding share awards and options	63,926	38,160	53,914	37,792
Net income (loss) per share attributable to Velti:
Basic	$0.01	$(0.16)	$(0.75)	$(0.47)
Diluted	$0.01	$(0.16)	$(0.75)	$(0.47)

15. Related Party Transactions
Related Party Debt
Included among the participants advancing funds pursuant to the Thor Facilities Agreement was Nicholas Negroponte, one of the members of our board of directors, in the amount of $500,000. The Thor loans were repaid in full in February 2011.
Transactions with Equity Method Investments
Velti Center for Innovation S.A. Velti Center for Innovation, a wholly‑owned subsidiary of ours, or VCI, was incorporated for the sole purpose of participating in the EU sponsored program active from 2004 to 2008, which is administered by the General Secretariat of Research and Development of Greece. Under this program, VCI was established to develop start up enterprises in Greece to develop innovative technologies that will be served by a common architecture. The enterprises include Amplus S.A., Evorad S.A., Tagem S.A., mPoint S.A. and N‑Squared S.A.
We eliminate unrealized gains and losses on transactions between us and our equity method investments. US GAAP requires these eliminations; however where they are eliminated is based on the facts and circumstances of the transactions. We have elected to record these gains or losses as non-operating loss from equity method investments based on the nature of the transactions, which is one of the acceptable methods. This resulted in an additional loss from equity method investments of $109,000 and $1.3 million during the three and nine months ended September 30, 2011, respectively. There were no such

Velti, plc
Notes to Consolidated Financial Statements (unaudited) (continued)

transactions during the three and nine months ended September 30, 2010.
We had the following transactions with related parties during the three and nine months ended September 30, 2011 and 2010.
Amplus S.A.
Chris Kaskavelis, our Chief Operating Officer, and Menelaos Scouloudis, our Chief Commercial Officer, are members of the board of Amplus S.A. VCI S.A. holds 21.7% of the share capital of Amplus S.A.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
	(in thousands)
Sales to Amplus S.A.	$1,008	$—	$2,504	$—
Invoiced to Amplus S.A. for services rendered	$16	$32	$35	$67
Purchases from Amplus S.A.	$425	$142	$472	$160

	September 30,	December 31,
	2011	2010
	(in thousands)
Trade receivables from Amplus S.A.	$147	$—
Accrued and other receivables from Amplus S.A.	$1,872	$—
Trade payables to Amplus S.A.	$467	$360

Tagem S.A.
VCI S.A. holds one‑half of the share capital of Tagem S.A.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
	(in thousands)
Sales to Tagem S.A.	$—	$652	$—	$1,354
Invoiced to Tagem S.A. for services rendered	$15	$30	$31	$45
Purchases from Tagem S.A.	$—	$—	$2,152	$—

	September 30,	December 31,
	2011	2010
	(in thousands)
Trade receivables from Tagem S.A.	$8	$1,383
Accrued and other receivables from Tagem S.A.	$4	$—
Trade payables to Tagem S.A.	$—	$—

Digital Rum S.A.
VCI S.A holds one-half the share capital of Digital Rum S.A.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
	(in thousands)
Sales to Digital Rum S.A.	$507	$642	$1,458	$1,781
Invoiced to Digital Rum S.A. for services rendered	$8	$19	$18	$28
Purchases from Digital Rum S.A.	$—	$—	$3,025	$655

Velti, plc
Notes to Consolidated Financial Statements (unaudited) (continued)

	September 30,	December 31,
	2011	2010
	(in thousands)
Trade receivables from Digital Rum S.A.	$—	$2,300
Accrued and other receivables from Digital Rum S.A.	$1,365	$—
Trade payables to Digital Rum S.A.	$—	$101

N-Squared S.A.
Chris Kaskavelis, our Chief Operating Officer, is a member of the board of N‑Squared S.A. VCI holds one-half of the share capital of N-Squared S.A. We did not have any significant transactions with N-Squared during the periods presented.
Evorad S.A.
VCI S.A. holds 49% of the share capital of Evorad S.A. We did not have any significant transactions with Evorad during the periods presented. We had $747,000 and $501,000 in other receivables from Evorad as of September 30, 2011 and December 31, 2010, respectively.
CASEE
In connection with signing the definitive agreement to purchase the remaining outstanding equity interest of CASEE, we provided CASEE with a $1,000,000 loan facility to fund working capital needs prior to the completion of the acquisition. As of September 30, 2011 the outstanding balance was $500,000. This is included in other receivables as of September 30, 2011. In October 2011 CASEE drew down the remaining $500,000 under this facility.
16. Subsequent Events
Air2Web, Inc. Acquisition
On October 4, 2011, we completed the acquisition of Air2Web, Inc. (Air2Web),  a provider of mobile customer relationship management (mCRM) solutions in the United States and India for many of the world's most trusted consumer brands, by means of a merger of one of our wholly-owned subsidiaries with Air2Web such that Air2Web became a wholly-owned subsidiary of Velti following the merger. In connection with the merger, we paid approximately $19.0 million in cash for all the outstanding common stock of Air2Web. As part of closing, Air2Web paid off its outstanding long term debt, totaling approximately $1.2 million, with cash provided by Velti.
We acquired Air2Web to, among other things, expand our U.S. and India footprint and provide improved access to carriers and verticals such as the financial services industry. We will include the financial results of Air2Web in our consolidated financial statements from the date of acquisition.
Mobile Interactive Group Limited Acquisition
On November 14, 2011, we completed the acquisition of Mobile Interactive Group Limited (MIG), the UK's largest mobile marketing company, by acquiring all of the outstanding shares of MIG such that MIG became a wholly-owned subsidiary of Velti following the acquisition. In connection with the acquisition we will pay a minimum consideration of $25 million, including $20 million of cash that we paid at closing. We will pay $5 million in deferred consideration in March 2012. Depending on MIG's performance, we may pay up to an additional $34 million in 2013. Immediately prior to the acquisition, MIG divested its ownership in 4th Screen Advertising Limited to existing shareholders.
We acquired MIG to, among other things, expand our footprint in western Europe, expand our product offering to include mobile commerce and mobile billing services in the 44 countries MIG services, and gain access to the more than 300 enterprise customers that use MIG's technology platform. We will include the financial results of MIG in our consolidated financial statements from the date of acquisition.
On November 24, 2011 we received a letter from the United Kingdom's Office of Fair Trading (OFT) requesting that we provide certain information about our acquisition of MIG pursuant to its responsibility to review transactions that meet certain thresholds. We have engaged in initial discussions with the OFT to determine whether the acquisition meets the thresholds triggering an OFT inquiry.  If the OFT determines that the acquisition meets the thresholds, we will be required to provide information concerning the acquisition to enable the OFT to assess whether the acquisition results in a substantial lessening of competition in a UK market and whether to make a merger reference to the Competition Commission.

Velti, plc
Notes to Consolidated Financial Statements (unaudited) (continued)

Transaction Accounting
We incurred acquisition related costs of $1.4 million and $1.6 million in connection with the acquisitions of Air2Web and MIG during the three and nine months ended September 30, 2011, respectively. These costs are included in general and administrative expenses.
The transactions will be accounted for using the acquisition method of accounting under ASC 805 – Business Combinations. The acquisition method of accounting requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. Due to the limitations on access to Air2Web and MIG information prior to the acquisition dates and the limited time since the acquisition dates, the initial accounting for the business combinations are incomplete at this time. Neither the acquisition date closing balance sheets nor the valuation of acquired intangible assets have been completed for either acquisition. As a result, we are unable to ascertain the acquisition date fair value for major classes of assets acquired and liabilities assumed and the associated adjustments necessary to compute supplemental pro-forma revenue and earnings information. We expect to complete the initial accounting for the business combinations prior to filing our 2011 Annual report on Form 20-F.
We have evaluated subsequent events for recognition or disclosure through the date on which the accompanying consolidated financial statements being presented were issued as part of this filing, and not beyond that date.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion in our MD&A contains forward‑looking statements that reflect our current expectations and views of future events. These forward‑looking statements can be identified by words or phrases such as “shall,” “may,” “will,” “expect,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward‑looking statements include, among other things, statements relating to our goals and strategies, our competitive strengths, our expectations and targets for our results of operations, our business prospects and our expansion strategy. We have based these forward‑looking statements largely on current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Although we believe that we have a reasonable basis for each forward‑looking statement, we caution shareholders that these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results, level of activity or performance expressed or implied by these forward‑looking statements, to differ.
The forward‑looking statements included in our MD&A are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward‑looking statements as a result of risk factors described under “Risk Factors” in our 2010 Form 20-F, including, among other things, our ability to:

•	manage evolving pricing models in our business, which are primarily based on software as a service;

•	keep pace with technological developments and compete against potential new entrants, who may be much larger and better funded;

•	resolve the material weaknesses in our internal control over financial reporting;

•	achieve the anticipated benefits of our acquisitions;

•	continue our global business while expanding into new geographic regions;

•	benefit from expected growth in general in the market for mobile marketing and advertising services;

•	retain existing customers and attract new ones;

•	protect our intellectual property rights;

•	comply with new and modified regulations in the jurisdictions in which we conduct business;

•
we may fail to realize some or all of the anticipated benefits of our acquisitions of Air2Web, Inc. and Mobile Interactive Group Limited, which may adversely affect our financial performance and the value of our ordinary shares;

•	recently enacted legislation in India may adversely impact our acquired Air2Web business operations;

•
as a result of the inquiry by the United Kingdom Office of Fair Trading into our acquisition of MIG, we may be delayed in the implementation of certain integration activities; additionally, should the OFT find that the acquisition results in a substantial lessening of competition in a UK market, it could require that we take certain remedial actions that could have a material adverse effect on our operating results in the period in which the action is taken; and

•	we may be subject to additional risks as a result of our international operations and social and political unrest resulting from global economic conditions, particularly in Europe.
These risks are not exhaustive. We operate in an evolving environment and new risk factors emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward‑looking statement.
An investor in our ordinary shares should not rely upon forward‑looking statements as predictions of future events. Unless required by law, we undertake no obligation to update or revise any forward‑looking statements to reflect new information or future events or otherwise.
Market data and industry statistics used throughout this MD&A are based on independent industry publications and other publicly available information. We believe these sources of information are reliable and that the information fairly and reasonably characterizes our industry. Although we take responsibility for compiling and extracting the data, we have not independently verified this information.
Overview
We are a leading global provider of mobile marketing and advertising technology that enables brands, advertising agencies, mobile operators and media companies to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. Our platform allows our customers to use mobile media, together with traditional media, such as television, print, radio and outdoor advertising, to reach targeted consumers, engage consumers through the mobile Internet and applications, convert consumers into their customers and continue to actively manage the relationship through the mobile channel.
We believe our integrated, easy-to-use, end-to-end software platform is the most extensive mobile marketing and advertising campaign management platform in the industry. Our platform further enables brands, advertising agencies, mobile operators

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

and media companies to plan, execute, monitor and measure mobile marketing and advertising campaigns in real time throughout the campaign lifecycle. We generate revenue from our software as a service (SaaS) model, from licensing our software to customers and from providing managed services to customers.
Velti mGage provides a one-stop-shop where our customers may plan marketing and advertising campaigns. They also can select advertising inventory, manage media buys, create mobile applications, design websites, build mobile CRM campaigns and track performance across their entire campaign in real-time. In addition, our proprietary databases and analytics platforms, including those we have acquired recently, are able to process, analyze and optimize more than 3.1 billion new data facts daily.
In 2010 we acquired Mobclix, Inc., a California‑based targeted mobile exchange and open marketplace for advertising agencies, ad networks and brands to manage ad inventory and increase campaign performance. Following this acquisition, we launched the Velti mGage Exchange. The Velti mGage Exchange provides advertising agencies, ad networks and brands with greater flexibility, transparency and optimization of their mobile ad campaigns. mGage Exchange consists of white label exchanges, which are private marketplaces where agencies can work directly and discreetly with tier one publishers and ad networks, as well as the Mobclix and CASEE public exchanges. mGage Exchange enables targeted ad delivery based on content relevancy as well as streamlined campaign planning, allowing media buyers to organize ad buys based on price and specific target audiences.
Our business, as is typical of companies in our industry, is seasonal. This is primarily due to relatively heavy traditional marketing and advertising spending occurring during the holiday season and in part because brands, advertising agencies, mobile operators and media companies often close out annual budgets towards the end of a given year. Seasonal trends have historically contributed to, and we anticipate will continue to contribute to, fluctuations in our quarterly results, including fluctuations in sequential revenue growth rates.
On a trailing twelve month basis, total revenues have grown from $142.0 million for the twelve months ended June 30, 2011 to $159.6 million for the twelve months ended September 30, 2011. Our revenue for the three months and nine months ended September 30, 2011 was $38.2 million and $102.1 million, respectively. For the three and nine months ended September 30, 2010, our revenue was $20.6 million and $58.8 million, respectively. This represents an increase of 85% and 74% from the three and nine months ended September 30, 2010, respectively.
We raised $134.1 million from the sale of 12,500,000 ordinary shares in connection with our January 2011 U.S. public offering and $136.7 million from the sale of an additional 9,474,275 ordinary shares in connection with our June 2011 follow on offering in the U.S. We used $63.7 million to repay outstanding debt and $8.5 million to fund a portion of the deferred consideration related to the Mobclix acquisition. Subsequent to September 30, 2011, we utilized $19.0 million to fund the acquisition of Air2Web and $20 million to fund the acquisition of MIG.
We acquired Air2Web to, among other things, expand our U.S. and India footprint and provide improved access to carriers and verticals such as the financial services industry.
We acquired MIG to, among other things, expand our footprint in western Europe, expand our product offering to include mobile commerce and mobile billing services in the 44 countries MIG services, and gain access to the more than 300 enterprise customers that use MIG's technology platform.
The trend of increasing SaaS revenue both in terms of absolute dollars and as a percentage of total revenue has continued in 2011, as we have increasingly focused our efforts on selling our flexible priced SaaS solution. For the three and nine months ended September 30, 2011, our SaaS revenue represented $25.5 million or 67% and $76.4 million or 75%, respectively of our total revenue of $38.2 million and $102.1 million, respectively. This is compared to $15.0 million or 73% and $36.3 million or 62% for the three and nine months ended September 30, 2010, respectively. We expect that our SaaS revenue will continue to increase both in absolute dollars and as a percentage of total revenue as our customers continue to seek more flexible pricing models that better address their marketing and advertising needs, and we are therefore able to derive increased transaction‑based and performance‑based SaaS revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Components of Results of Operations
Revenue
We derive our revenue from customers who use our platform to create, execute and measure mobile marketing and advertising campaigns. Our platform is based upon a modular, distributed architecture, allowing our customers to use the whole or any part of the functionality of the platform, depending upon the needs of each campaign. Our fees vary by contract, depending upon a number of factors, including the scope of the services that we provide to the campaign, and the range of Velti mGage functionality deployed by the customer. For our engagements with brands, our contracts may be directly with the brand, or with an advertising agency who manages the mobile marketing or advertising campaign on a brand's behalf.
We generate revenue as follows:

▪
Software as a Service (SaaS) Revenue: Fees from customers who subscribe to our hosted mobile marketing and advertising platform, generally referred to as “usage‑based” services, and fees from customers who utilize our software solutions to measure the progress of their transaction‑based mobile marketing and advertising campaigns, generally referred to as “performance‑based” services.

Our SaaS revenue includes both usage‑based fees and performance‑based fees. Usage‑based fees include subscription fees for use of individual software modules and our automated mobile marketing campaign creation templates, and fees charged for access to our software platform. Performance‑based fees are variable fees based on specified metrics, typically relating to the number of transactions performed or number of text messages generated during the campaign multiplied by the cost per transaction or response in accordance with the terms of the related contract. Representative metrics our customers can use to measure the success of their campaigns include, but are not limited to: growth in their customer base; increased revenue in the aggregate or per-consumer; number of transactions, such as the number of messages carried, the number of coupons redeemed, or the total number of ad impressions delivered; reduced consumer churn; or consumer response, such as joining a community site or reward program.

▪
License and Software Revenue: Fees from customers who license our mobile marketing and advertising platform provided on a perpetual license and fees for customized software solutions delivered to and installed on the customers' server, including fees to customize the platform for use with different media used by the customer in a campaign.

▪	Managed Services Revenue: Fees charged to customers for professional services related to the implementation, execution and monitoring of customized mobile marketing and advertising solutions.
The fees associated with our managed services revenue are typically paid over a fixed period corresponding with the duration of the campaign or the consumer acquisition and retention program. An initial, one-time setup fee may also be charged for the development of mobile marketing and advertising campaigns, applications or CRM programs and services.
In addition to the fees described above, we may also charge fees to procure third‑party mobile and integrated advertising services, such as content, media booking and direct booking across multiple mobile advertising networks on behalf of our customers.
Due to the nature of the services that we provide, our customer contracts may include service level requirements that may require us to pay financial penalties if we fail to meet the required service levels. We recognize any such penalties, when incurred, as a reduction to revenue.
Costs and Expenses
We classify our costs and expenses into seven categories: third‑party, datacenter and direct project, general and administrative, sales and marketing, research and development, acquisition related charges, and depreciation and amortization. We charge share‑based compensation expense resulting from the amortization of the fair value of deferred share and share option grants to each employee's principal functional area. We allocate certain facility‑related and other common expenses such as rent, office and information technology to functional areas based on headcount.
Third‑Party Costs. Our third‑party costs are fees that we pay to third parties to secure advertising space or content, or to obtain media inventory for the placement of advertising and media messaging services, primarily in connection with mGage Exchange, as well as fees paid to third parties for creative development and other services in connection with the creation and execution of marketing and advertising campaigns. Third‑party costs also include the costs of certain content, media, or advertising that we acquire for a campaign, and costs associated with incentives and promotional items provided to consumers in order to participate in the campaigns as well as certain computer hardware or software that we might acquire for a customer. Third‑party costs also include costs paid to third parties for technology and local integration that is not performed by our

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

personnel and primarily relate to our SaaS revenue.
Datacenter and Direct Project Costs. Datacenter and direct project costs consist primarily of personnel and outsourcing costs for operating our datacenters, which host our Velti mGage platform on behalf of our customers. Additional expenses include costs directly attributable to specific campaigns as well as allocated facility rents, power, bandwidth capacity, IT maintenance and support. In addition, direct project costs include personnel costs to customize our software solutions for specific customer contracts.
General and Administrative Expenses. Our general and administrative, or G&A, expenses primarily consist of personnel costs for our executive, finance and accounting, legal, human resource and information technology personnel. Additional G&A expenses include consulting and professional fees and other corporate and travel expenses. We expect that our G&A expenses will increase in absolute dollars as we grow our company, add personnel and build the necessary infrastructure to support our growth. In addition, G&A expenses are expected to increase as a result of increased audit fees, increased directors' and officers' insurance costs, legal fees and other costs of a U.S. public company, including the costs to comply with the Sarbanes‑Oxley Act and related regulations.
Sales and Marketing Expenses. Our sales and marketing expenses primarily consist of salaries and related costs for personnel engaged in sales and sales support functions, customer services and support, as well as marketing and promotional expenditures. Marketing and promotional expenditures include the direct costs attributable to our sales and marketing activities, such as conference and seminar hosting and attendance, travel, entertainment and advertising expenses. In order to continue to grow our business, we expect to continue to commit resources to our sales and marketing efforts, and accordingly, we expect that our selling expenses will increase in future periods as we continue to expand our sales force in order to add new customers, expand our relationship with existing customers and expand our global operations. While sales and marketing expenses will increase in absolute dollars, we expect the expenses as a percentage of revenue to decline as we grow revenue.
Research and Development. Research and development expenses consist primarily of personnel‑related expenses including payroll expenses, share‑based compensation and engineering costs related principally to the design of our new products and services.
Depreciation and Amortization. Depreciation and amortization expenses consist primarily of depreciation on computer hardware and leasehold improvements in our datacenters, amortization of purchased intangibles and of our capitalized software development costs and amortization of purchased intangibles, offset by allocation of government grant income.
Acquisition Related Charges. Acquisition related charges consist primarily of changes in the fair value of contingent payments for acquisitions.
Interest Expense
Interest expense includes interest we incur as a result of our borrowings and factoring obligations. For a description of our borrowing and factoring obligations see Note 10 to notes to consolidated financial statements. During the nine months ended September 30, 2011 we repaid $63.7 million of debt. We anticipate that this repayment of debt will reduce our interest expense significantly in future periods.
Gain (Loss) from Foreign Currency Transactions
Gain (loss) from foreign currency transactions are a result of realized and unrealized gains and losses from transactions denominated in currencies other than the functional currency of the respective subsidiary, as well as the gain or loss resulting from remeasuring assets and liabilities denominated in a currency other that the function currency into the functional currency on each balance sheet date.
Loss from Equity Method Investments
Our equity method investments include all investments in entities over which we have significant influence, but not control, generally including a beneficial interest of between 20% and 50% of the voting rights. Our share of our equity method investments' post acquisition profits or losses is recognized in the consolidated statement of operations. For a discussion of our equity method investments see Note 9 to notes to consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Income Tax Expense
We are subject to tax in jurisdictions or countries in which we conduct business, including the U.K., Greece, Cyprus, Bulgaria, and the U.S. Earnings are subject to local country income tax and may be subject to current income tax in other jurisdictions.
Our deferred income tax assets represent temporary differences between the financial statement carrying amount and the tax basis of existing assets and liabilities that will result in deductible amounts in future years, including net operating loss carry‑forwards. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions. Our judgments regarding future profitability may change due to future market conditions, changes in U.K. or international tax laws and other factors.
Geographic Concentration
We conduct our business primarily in three geographical areas: Europe, Americas, and Asia/Africa. The following table provides revenue by geographic area. Revenue from customers for whom we provide services in multiple locations is allocated according to the location of the respective customer's domicile. Revenue from customers for whom we provide services in a single or very few related locations is allocated according to the location of the respective customer's place of operations.

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
Revenue:	2011		2010		2011		2010
	(in thousands, except percentages)
Europe:
United Kingdom	$5,288	13.8%	$6,806	33.0%	$16,969	16.6%	$18,958	32.3%
Russia	520	1.4%	730	3.5%	2,396	2.3%	9,044	15.4%
Greece	3,398	8.9%	3,320	16.1%	8,887	8.7%	7,273	12.4%
All other European countries	14,815	38.8%	7,406	35.9%	34,815	34.1%	13,446	22.9%
Total Europe	24,021	62.9%	18,262	88.6%	63,067	61.8%	48,721	82.9%
Americas	8,986	23.5%	826	4.0%	24,499	24.0%	1,483	2.5%
Asia/Africa	5,181	13.6%	1,534	7.4%	14,530	14.2%	8,578	14.6%
Total revenue	$38,188	100.0%	$20,622	100.0%	$102,096	100.0%	$58,782	100.0%

We expect to continue to expand outside of Europe and anticipate that our geographic revenue concentration in Europe as a whole will decrease as a percentage of our total revenue as we continue to expand our footprint in the Americas, Asia and Africa. See Note 11 to notes to consolidated financial statements for a discussion of the geographic concentration of our pre-tax income (loss).
Customer Concentration
There were no customers that accounted for 10% or more of our revenues for the three and nine months ended September 30, 2011. Two customers accounted for 31% and 30% of our revenue for the three and nine months ended September 30, 2010, respectively, with each customer individually accounting for more than 10%.
Critical Accounting Policies and Significant Judgments and Estimates
Our Consolidated Financial Statements are prepared in conformity with U.S. generally accepted accounting principles. In preparing our Consolidated Financial Statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our Consolidated Financial Statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in Note 2, “Basis of Presentation and Summary of Significant Accounting Policies,” in the Notes to Consolidated Financial Statements in our 2010 Form 20-F. In addition, we highlighted those policies that involve a higher degree of judgment and complexity with further discussion of these judgmental areas in Item 5, “Operating and Financial Review and Prospects” in the 2010 Form 20-F. We believe these policies are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. Updates on the relevant periodic financial disclosures related to these policies are provided below.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Revenue Recognition
We derive our revenue from three sources:

▪
software as a service (SaaS) revenue, which consists of fees from customers who subscribe to our hosted mobile marketing and advertising platform, generally referred to as “usage‑based” services, and fees from customers who utilize our software solutions to measure the progress of their transaction‑ based mobile marketing and advertising campaigns, generally referred to as “performance‑based” services;

▪
license and software revenue, which consists of revenue from customers who license our mobile marketing and advertising platform and fees for customized software solutions delivered to and installed on the customers' server; and

▪
managed services revenue, which consists of fees charged to customers for professional services related to the implementation, execution, and monitoring of customized mobile marketing and advertising solutions.

We account for our revenue for these services and licenses in accordance with Accounting Standards Codification (ASC) Topic 605 - Revenue Recognition and ASC Topic 985-605 - Certain Revenue Arrangements that Include Software Elements. We recognize revenue when all of the following conditions are satisfied: (i) there is persuasive evidence of an arrangement; (ii) the service has been rendered or delivery has occurred; (iii) the fee to be paid by the customer is fixed or determinable; and (iv) collectibility of the fee is reasonably assured.
SaaS revenue generated from our “usage‑based” services, including subscription fees for use of individual software modules and our automated mobile marketing campaign creation templates, and fees charged for access to our technology platform, are recognized ratably over the period of the agreement as the fees are earned.
SaaS revenue generated from our “performance‑based” services is generally based on specified metrics, typically relating to the number of transactions performed or number of text messages generated during the campaign multiplied by the cost per action or response in accordance with the terms of the related contracts. Some of our performance‑based contracts include performance incentive provisions that link a portion of revenue that we may earn under the contract to the performance of the customer's campaign relative to quantitative or other milestones, such as the growth in the consumer base, reduced consumer churn, or the effectiveness of the end-user response. We consider the performance‑based fees to be contingent fees and recognize revenue monthly as the contingency is resolved, the fees are earned and the amount of the fee can be reliably measured. Our performance‑based arrangements are typically invoiced upon completion of the campaign, which can occur in a period subsequent to revenue being recognized.
License and software revenue consists of fees charged for our mobile marketing and advertising technology provided on a perpetual license. These types or arrangements do not typically include any ongoing support arrangements or rights to upgrades or enhancements and therefore revenue related to perpetual licensing arrangements is recognized upon the delivery of the license. Fees charged to customize our software solution are recognized using the completed contract or percentage-of-completion method according to ASC 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts, based on the ratio of costs incurred to the estimated total costs at completion.
Managed services revenue, when sold with software and support offerings, are accounted for separately when these services (i) have value to the customer on a standalone basis, (ii) are not essential to the functionality of the software and (iii) there is objective and reliable evidence of the selling price of each deliverable. When accounted for separately, revenue is recognized as the services are rendered for time and material contracts, and ratably over the term of the contract when accepted by the customer for fixed price contracts. For revenue arrangements with multiple deliverables, such as an arrangement that includes license, support and professional services, we allocate the total amount the customer will pay to the separate units of accounting based on their relative selling prices, as determined by the price of the undelivered items when sold separately.
The timing of revenue recognition in each case depends upon a variety of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations, and the existence of evidence to support recognition of our revenue as of the reporting date. For contracts with extended payment terms for which we have not established a successful pattern of collection history, we recognize revenue when all other criteria are met and when the fees under the contract are due and payable. Fees that have been invoiced are recorded in trade receivables and in revenue when all revenue recognition criteria have been met. Fees that have not been invoiced as of the reporting date but for which all revenue recognition criteria are met are reported as accrued contract receivables on the balance sheets.
In the event that we have incurred costs associated with a specific revenue arrangement prior to the execution of the related contract, those costs are expensed as incurred.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

We present revenue net of value‑added tax, sales tax, excise tax and other similar assessments. Our revenue arrangements do not contain general rights of return.
Valuation of Long-lived and Intangible Assets
We periodically evaluate events or changes in circumstances that indicate the carrying amount of our long-lived and intangible assets may not be recoverable or that the useful lives of the assets may no longer be appropriate. The process of assessing potential impairment of our long-lived and intangible assets is highly subjective and requires significant judgment. An estimate of future undiscounted cash flow can be affected by many assumptions, requiring that management make significant judgments in arriving at these estimates. Although there are inherent uncertainties in this assessment process, the estimates and assumptions we use to estimate future cash flows including sales volumes, pricing, and market penetration are consistent with our internal planning. Significant future changes in these estimates or their related assumptions could result in an impairment charge related to individual or groups of these assets.
Goodwill
Goodwill is generated when the consideration paid for an acquisition exceeds the fair value of net assets acquired. Goodwill is recognized as an asset and reviewed for impairment at least annually, or whenever events or circumstances indicate that the carrying amount of goodwill may not be recoverable. We have selected December 31 as the date to perform the annual impairment testing of goodwill. There have been no indicators of impairment during the nine months ended September 30, 2011.
Fair Value Measurements
The Company considers fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market in which we would transact business in an orderly transaction on the measurement date. We consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
We use observable inputs whenever possible and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company’s market assumptions. The inputs are then classified into the following hierarchy: (1) Level 1 Inputs—quoted prices in active markets for identical assets and liabilities; (2) Level 2 Inputs—observable market-based inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar or identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; (3) Level 3 Inputs—unobservable inputs that are supported by little or no market activity such as certain pricing and discounted cash flow models.
Our financial assets and liabilities consist principally of cash and cash equivalents, accounts payable, accrued liabilities, current and non-current notes payable. Cash and cash equivalents are stated at cost, which approximates fair value. As of September 30, 2011 and December 31, 2010, we do not have readily marketable securities that are classified as cash equivalents. Accounts payable and accrued liabilities are carried at cost that approximates fair value due to their expected short maturities. Our long-term debt bears interest at variable rates which approximate the interest rates at which we believe we could refinance the debt. Accordingly, the carrying amount of long-term debt as of September 30, 2011 and December 31, 2010 approximates its fair value. As of September 30, 2011, we did not have any financial assets or liabilities for which Level 1 or Level 2 inputs were required to be disclosed.
The fair value of our contingent payments associated with our recent acquisitions is determined based on an internal cash flow model using inputs based on estimates and assumptions developed by us and is remeasured on each reporting date. The rates used to discount net cash flows to their present value were based on our weighted average cost of capital for similar transactions and an assessment of the relative risk inherent in the associated cash flows. The inputs were current as of the measurement date. These inputs tend to be unobservable and, as such, are considered Level 3 in the fair value hierarchy. The contingent payment that may be due in connection with our acquisition of Mobclix is our only Level 3 fair value measurement.
On May 1, 2011 we amended our agreement with Mobclix to change the terms of the contingent payment in order to facilitate our integration efforts. The terms of the amendment fix the contingent payment at $18.1 million. In addition, we agreed an additional contingent amount based solely upon EBITDA performance between January 1 and December 31, 2011. This contingent payment has been set at a minimum of zero and a maximum additional payment of $5.0 million. Both amounts are payable in either cash or shares at our discretion with no change in the original payment dates. On May 1, 2011, we estimated the fair value of the amended minimum deferred consideration utilizing a present value factor based on the cost of capital and

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

the timing of the payments, which resulted in recording an additional $6.1 million of acquisition related charges. In addition, we estimated the fair value of the contingent payout utilizing an internal cash flow model based on the revised terms in the amendment and determined the fair value was zero on the amendment date and as of September 30, 2011.
The following table provides a summary of changes in fair value of the contingent payments measured using significant unobservable inputs (Level 3):

Fair Value
(in thousands)
Balance as of December 31, 2010	$9,116
Change in fair value of contingent payment liabilities	1,174
Reclassified to deferred consideration (which is not measured at fair value)	(10,290)
Balance as of September 30, 2011	$—

Other Financial Information
We present certain non-GAAP financial measures as a supplemental measure of our performance. These non-GAAP financial measures are not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the U.S., referred to herein as GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations presented on the basis of GAAP. Reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures are detailed in the table below.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
Non-GAAP Measures:	(in thousands except per share amounts)
Adjusted net loss	$(1,073)	$(3,856)	$(8,307)	$(10,488)
Adjusted EBITDA	$5,633	$3,258	$9,999	$4,727

Adjusted net loss per share - basic	$(0.02)	$(0.10)	$(0.15)	$(0.28)
Adjusted net loss per share - diluted	$(0.02)	$(0.10)	$(0.15)	$(0.28)

Our non-GAAP measures should be read in conjunction with the corresponding GAAP measures. These non-GAAP financial measures have limitations as an analytical tool and you should not consider them in isolation from, or as a substitute for, analysis of our results as reported in accordance with GAAP.
We define adjusted net income (loss) by excluding foreign exchange gains or losses, share-based compensation expense, non-recurring and acquisition related expenses, deferrals of net profits of our equity method investments related to transactions with us, and acquisition-related depreciation and amortization.
We define adjusted EBITDA by excluding from adjusted net income (loss), gains or losses from our equity method investments, the remaining depreciation and amortization, the provision for income taxes, net interest expense, and other income.
Adjusted net income (loss) and adjusted EBITDA are not necessarily comparable to similarly-titled measures reported by other companies.
Adjusted income (loss) per share is adjusted net income (loss) divided by diluted shares outstanding.
We believe these non-GAAP financial measures are useful to management, investors and other users of our financial statements in evaluating our operating performance because these financial measures are additional tools to compare business performance across companies and across periods. We believe that:

•
these non-GAAP financial measures are often used by investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and amortization and foreign exchange gains and losses, which can vary substantially from company to company depending upon accounting methods and book value

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

of assets, capital structure and the method by which assets were acquired; and

•
investors commonly use these non-GAAP financial measures to eliminate the effect of restructuring and share-based compensation expenses, one-time non-recurring expenses, and acquisition-related expenses, which vary widely from company to company and impair comparability.

 We use these non-GAAP financial measures:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	as a primary measure to review and assess the operating performance of our company and management team in connection with our executive compensation plan incentive payments; and

•	in communications with our board of directors, stockholders, analysts and investors concerning our financial performance.
The following is an unaudited reconciliation of adjusted EBITDA to net income (loss) before non-controlling interest, the most directly comparable GAAP measure, for the periods presented:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
Reconciliation to adjusted EBITDA:	(in thousands except per share amounts)
Net income (loss) before non-controlling interest	$623	$(6,067)	$(40,425)	$(17,718)
Adjustments:
Foreign exchange (gains) losses	(8,777)	(1,004)	(6,974)	1,052
Non-cash share based compensation(1)	3,773	2,920	23,626	5,327
Non-recurring and acquisition-related expenses(2)	2,404	—	11,681	—
Loss from equity method investments(3)	109	—	1,398	—
Depreciation and amortization - acquisition related	795	295	2,387	851
Adjusted net loss	$(1,073)	$(3,856)	$(8,307)	$(10,488)
Loss (gain) from equity method investments - other	(371)	630	(1,015)	2,107
Depreciation and amortization - other	4,993	2,548	11,263	7,245
Income tax expense	482	1,110	3,440	670
Interest expense, net	1,482	2,826	4,584	5,193
Other expense	120	—	34	—
Adjusted EBITDA	$5,633	$3,258	$9,999	$4,727

Adjusted net loss per share - basic	$(0.02)	$(0.10)	$(0.15)	$(0.28)

Adjusted net loss per share - diluted	$(0.02)	$(0.10)	$(0.15)	$(0.28)

Basic shares	61,595	38,160	53,914	37,792

Diluted shares	61,595	38,160	53,914	37,792

(1) In March 2011, certain performance based deferred share awards granted to employees in 2009 were approved for vesting. The performance metrics of these awards were set at the time of grant based on then current projections of company performance under IFRS for 2009 and 2010. These metrics did not contemplate our conversion to US GAAP, the impact of acquisitions completed during 2009 and 2010, or the impact on our results of preparing for and completing our US public offering. Due to the judgment required to reconcile actual company performance with the original metrics, it was determined that any vesting would be required to be treated as a modification under the guidance in ASC 718. This required the fair value of the awards to be remeasured on the vesting approval date, with the incremental fair value charged to expense over the remaining vesting period. As a result, we recognized additional compensation expense of approximately $10.5 million during

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

the nine months ended September 30, 2011. Similarly, in May 2010, we allowed for the vesting of certain deferred share awards granted to employees in 2008 under IFRS based on then current projections of company performance under IFRS for 2008 and 2009. As a result of this modification, we recognized additional compensation expense of approximately $1.1 million during the nine months ended September 30, 2010. Share based expenses were included in the condensed consolidated statements of operations for the three and nine months ended September 30, 2010 and 2011 as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
	(in thousands)
Datacenter and direct project	$601	$183	$2,980	$356
General and administrative	1,342	1,011	10,218	1,733
Sales and marketing	1,127	1,388	7,022	2,552
Research and development	703	338	3,406	686
	$3,773	$2,920	$23,626	$5,327

(2) Non-recurring and acquisition-related expenses in 2011 included primarily acquisition-related expenses incurred related to completed acquisitions, interest expense related to recognition of the remaining debt discount upon repayment of certain loan facilities, interest expense related to an additional fee due to one of our lenders related to our IPO, and other non-recurring items offset by the reversal of a one-time tax liability accrual related to pre-IPO performance share awards that were released to employees in 2010.
(3) Loss (gain) from equity method investments represents deferral of our equity investments' net profits related to transactions with Velti.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Operating Results
Comparison of the three months ended ended September 30, 2011 and 2010
The following table sets forth our consolidated results of operations for the three months ended September 30, 2011 and 2010:

	For the Three Months Ended September 30,
	2011	2010	$ Change	% Change
	(unaudited)
Revenue:	(in thousands)
Software as a service (SaaS) revenue	$25,545	$14,987	$10,558	70%
License and software revenue	10,091	3,883	6,208	160%
Managed services revenue	2,552	1,752	800	46%
Total revenue	38,188	20,622	17,566	85%
Cost and expenses:
Third-party costs	13,746	4,997	8,749	175%
Datacenter and direct project costs	4,127	1,570	2,557	163%
General and administrative expenses	10,260	5,882	4,378	74%
Sales and marketing expenses	7,785	6,179	1,606	26%
Research and development expenses	2,814	1,656	1,158	70%
Acquisition related charges	—	—	—	100%
Depreciation and amortization	5,788	2,843	2,945	104%
Total cost and expenses	44,520	23,127	21,393	93%
Loss from operations	(6,332)	(2,505)	(3,827)	153%
Interest expense, net	(1,482)	(2,826)	1,344	(48)%
Gain from foreign currency transactions	8,777	1,004	7,773	774%
Other expense	(120)	—	(120)	100%
Income (loss) before income taxes, equity method investments and non-controlling interest	843	(4,327)	5,170	(119)%
Income tax expense	(482)	(1,110)	628	(57)%
Gain (loss) from equity method investments	262	(630)	892	(142)%
Net income (loss)	623	(6,067)	6,690	(110)%
Net income (loss) attributable to non-controlling interest	25	(19)	44	(232)%
Net income (loss) attributable to Velti	$598	$(6,048)	$6,646	(110)%

Revenue
Our total revenue for the three months ended September 30, 2011 increased by $17.6 million, or 85%, compared to the same period in 2010. This increase was primarily the result of growth in our SaaS revenue of $10.6 million, $7.1 million of which was related to revenue from our Exchange business, combined with an increase in revenue from both new and existing customers. License revenue also increased by $6.2 million from the prior period as we were able to sign several large perpetual license contracts during the third quarter of 2011. For the three months ended September 30, 2011, our revenue from existing customers was $30.2 million and from new customers was $8.0 million, compared to $18.0 million and $2.6 million, respectively, for the same period in 2010.
Third‑Party Costs
Third‑party costs for the three months ended September 30, 2011 increased by $8.7 million, or 175%, compared to the same period in 2010. This increase was primarily due to the inclusion of $6.1 million associated with revenue generated from our Exchange business, as well as increased costs associated with the increase in total revenue.
Datacenter and Direct Project Costs
Datacenter and direct project costs for the three months ended September 30, 2011 increased by $2.6 million, or 163%, compared to the same period in 2010. This increase was primarily due to a $418,000 increase in share‑based compensation expense, and a $934,000 increase in personnel‑related expense due to an increase in headcount to support growth in our business, combined with an increase in datacenter and direct project costs resulting from the growth in SaaS revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

General and Administrative Expenses
General and administrative expenses for the three months ended September 30, 2011 increased by $4.4 million, or 74%, compared to the same period in 2010. This increase was primarily due to a $331,000 increase in share‑based compensation expense, a $3.0 million increase in personnel‑related expense due to an increase in headcount to support growth in our business, a $1.0 million increase in professional service costs, combined with an increase in facilities and related infrastructure costs associated with our geographic expansion.
Sales and Marketing Expenses
Sales and marketing expenses for the three months ended September 30, 2011 increased by $1.6 million, or 26%, compared to the same period in 2010. This increase was primarily due to a $2.0 million increase in personnel‑related expense due to an increase in headcount to support growth in our business, together with additional costs to support the continued expansion of our global operations and the development of new markets, offset by a $261,000 decrease in share‑based compensation expense and a $208,000 reduction in marketing and professional services expenses.
Research and Development Expenses
Research and development expenses for the three months ended September 30, 2011 increased by $1.2 million, or 70%, compared to the same period in 2010. This increase was primarily due to a $365,000 increase in share‑based compensation expense together with a $1.4 million increase in personnel‑related expense due to an increase in headcount, offset by an increase in the amount of capitalized internally developed software costs.
Depreciation and Amortization
Depreciation and amortization expenses for the three months ended September 30, 2011 increased by $2.9 million, or 104%, compared to the same period in 2010, primarily as a result of higher intangible asset balances primarily due to our increased spending on purchased software and our amortization of intangible assets.
Interest Expense, net
Interest expense, net for the three months ended September 30, 2011 decreased by $1.3 million, or 48%, compared to the same period in 2010 as we have repaid the majority of our outstanding debt during the first half of 2011. We did not earn a significant amount of interest income in either period.
Gain from Foreign Currency Transactions
Gain from foreign currency transactions, a non-cash item, for the three months ended September 30, 2011 increased by $7.8 million or 774%, compared to the same period in 2010. The increase was primarily due to foreign exchange translation adjustments on cash balances denominated in currencies other than the functional currency during 2011, mostly from the decline of the euro against the US dollar. In the prior year, the gains from foreign currency transactions related to intercompany loans that resulted from changes in exchange rates in Russian rubles and Ukrainian hryvnia. Our intercompany loans are loans that we made to subsidiaries in euros to fund costs and expenses incurred in local currencies.
Income Tax Expense
We recorded income tax expense of $482,000 on a worldwide pre-tax income of $1.1 million for the three months ended September 30, 2011 compared to income tax expense of $1.1 million on a worldwide pre-tax loss of $5.0 million for the same period in 2010.
Gain (Loss) from Equity Method Investments
During the three months ended September 30, 2011 our share of gain from equity method investments was $262,000 compared to a loss from equity method investments of $630,000 for the same period in 2010. This change was primarily due to the improved results of the equity method investments. For a discussion of our equity method investments, see Note 9 to notes to consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Comparison of the nine months ended ended September 30, 2011 and 2010
The following table sets forth our consolidated results of operations for the nine months ended September 30, 2011 and 2010:

	For the Nine Months Ended September 30,
	2011	2010	$ Change	% Change
	(unaudited)
Revenue:	(in thousands)
Software as a service (SaaS) revenue	$76,374	$36,348	$40,026	110%
License and software revenue	16,959	14,304	2,655	19%
Managed services revenue	8,763	8,130	633	8%
Total revenue	102,096	58,782	43,314	74%
Cost and expenses:
Third-party costs	35,096	18,080	17,016	94%
Datacenter and direct project costs	12,218	4,370	7,848	180%
General and administrative expenses	34,137	15,162	18,975	125%
Sales and marketing expenses	27,364	17,131	10,233	60%
Research and development expenses	9,207	4,639	4,568	98%
Acquisition related charges	7,603	—	7,603	100%
Depreciation and amortization	13,650	8,096	5,554	69%
Total cost and expenses	139,275	67,478	71,797	106%
Loss from operations	(37,179)	(8,696)	(28,483)	328%
Interest expense, net	(6,363)	(5,193)	(1,170)	23%
Gain (loss) from foreign currency transactions	6,974	(1,052)	8,026	(763)%
Other expense	(34)	—	(34)	100%
Loss before income taxes, equity method investments and non-controlling interest	(36,602)	(14,941)	(21,661)	145%
Income tax expense	(3,440)	(670)	(2,770)	413%
Loss from equity method investments	(383)	(2,107)	1,724	(82)%
Net loss	(40,425)	(17,718)	(22,707)	128%
Net loss attributable to non-controlling interest	(75)	(60)	(15)	25%
Net loss attributable to Velti	$(40,350)	$(17,658)	$(22,692)	129%

Revenue
Our total revenue for the nine months ended September 30, 2011 increased by $43.3 million, or 74%, compared to the same period in 2010. This increase was primarily the result of growth in our SaaS revenue of $40.0 million, $18.9 million of which was related to increased revenue from our Exchange business, together with an increase in revenue from both new and existing customers. For the nine months ended September 30, 2011, our revenue from existing customers was $80.4 million and from new customers was $21.7 million, compared to $47.0 million and $11.8 million, respectively, for the same period in 2010.
Third‑Party Costs
Third‑party costs for the nine months ended September 30, 2011 increased by $17.0 million, or 94%, compared to the same period in 2010. This increase was primarily due to the inclusion of $16.1 million associated with revenue generated from our Exchange business, as well as increased costs associated with the increase in total revenue.
Datacenter and Direct Project Costs
Datacenter and direct project costs for the nine months ended September 30, 2011 increased by $7.8 million, or 180%, compared to the same period in 2010. This increase was primarily due to a $2.6 million increase in share‑based compensation expense, and a $1.9 million increase in personnel‑related expense due to an increase in headcount to support growth in our business, combined with an increase in datacenter and direct project costs resulting from the growth in SaaS revenue.
General and Administrative Expenses

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

General and administrative expenses for the nine months ended September 30, 2011 increased by $19.0 million, or 125%, compared to the same period in 2010. This increase was primarily due to a $8.5 million increase in share‑based compensation expense, a $7.8 million increase in personnel‑related expense due to an increase in headcount to support growth in our business, a $2.1 million increase in professional service costs, combined with an increase in facilities and related infrastructure costs associated with our geographic expansion.
Sales and Marketing Expenses
Sales and marketing expenses for the nine months ended September 30, 2011 increased by $10.2 million, or 60%, compared to the same period in 2010. This increase was primarily due to a $4.5 million increase in share‑based compensation expense, a $4.8 million increase in personnel‑related expense due to an increase in headcount to support growth in our business, together with additional costs to support the continued expansion of our global operations and the development of new markets.
Research and Development Expenses
Research and development expenses for the nine months ended September 30, 2011 increased by $4.6 million, or 98%, compared to the same period in 2010. This increase was primarily due to a $2.7 million increase in share‑based compensation expense together with a $3.5 million increase in personnel‑related expense due to an increase in headcount, offset by an increase in the amount of capitalized internally developed software costs.
Acquisition‑Related Charges
Acquisition‑related charges for the nine months ended September 30, 2011 were $7.6 million, of which $1.5 million was related to recording changes in the fair value of contingent payments prior to the amendment of the Mobclix acquisition agreement and $6.1 million was related to the amendment. There was no similar activity in the prior period.
Depreciation and Amortization
Depreciation and amortization expenses for the nine months ended September 30, 2011 increased by $5.6 million, or 69%, as compared to the same period in 2010, primarily as a result of higher intangible asset balances primarily due to our increased spending on purchased software and our amortization of intangible assets.
Interest Expense
Interest expense for the nine months ended September 30, 2011 increased by $1.2 million, or 23%, compared to the same period in 2010. The increase was primarily due to non-cash interest accretion of $1.4 million and $500,000 in interest associated with our debt repayment after our January 2011 U.S. public offering, offset by lower average debt balances during 2011.
Gain (Loss) from Foreign Currency Transactions
Gain (Loss) from foreign currency transactions, a non-cash item, for the nine months ended September 30, 2011 increased by $8.0 million or 763%, compared to the same period in 2010. The increase was primarily due to foreign exchange translation adjustments on cash balances denominated in currencies other than the functional currency during 2011, mostly from the decline of the euro against the US dollar. In the prior year, the losses from foreign currency transactions related to intercompany loans that resulted from changes in exchange rates in Russian rubles and Ukrainian hryvnia. Our intercompany loans are loans that we made to subsidiaries in euros to fund costs and expenses incurred in local currencies.
Income Tax Expense
We recorded income tax expense of $3.4 million on a worldwide pre-tax loss of $37.0 million for the nine months ended September 30, 2011 compared to expense of $670,000 on a worldwide pre-tax loss of $17.0 million for the same period in 2010. The increase in expense in 2011 was primarily related to the implementation of our global tax strategy, in particular taxes on gains from transfer of intellectual property between various tax jurisdictions and an increase in reserves for uncertain tax positions.
Loss from Equity Method Investments
During the nine months ended September 30, 2011 our share of loss from equity method investments was $383,000 compared to a loss from equity method investments of $2.1 million for the same period in 2010. This change was primarily due to the improved results of the equity method investments offset by the elimination of profit on transactions with certain of our equity method investments. For a discussion of our equity method investments, see Note 9 to notes to consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Liquidity and Capital Resources
Since our inception we have financed our operations and acquisitions primarily through the public offerings of our ordinary shares on AIM in 2006 and 2007 and on NASDAQ in January and June 2011, our October 2009 private placement, borrowings under our bank credit facilities and cash generated from our operations. As of September 30, 2011, we had $140.4 million in cash and cash equivalents.
As of September 30, 2011, we had $10.3 million in outstanding long‑term debt. The effective interest rates to finance our borrowings as of September 30, 2011 ranged from 3.75% to 5.6%.
Based on our current business plan, we believe that net proceeds from our public offerings, together with our existing cash balances and any cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. We anticipate that the use of proceeds from the public offerings will, in part, fund the existing needs of our operating companies in geographies that require expansion capital. In addition, any unremitted earnings from profitable subsidiaries will be used for the ongoing expansion needs in the local geographies for the foreseeable future.
If our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional shares or arrange debt financing. Further, we may seek to sell additional ordinary shares or arrange for additional debt financing, to the extent it is available, in order to provide us financial flexibility to pursue acquisition or investment opportunities that may arise in the future.

	For the Nine Months Ended September 30,
	2011	2010
	(in thousands)
Cash generated from (used in):
Operating activities	$(55,687)	$(8,840)
Investing activities	(32,382)	(16,118)
Financing activities	210,977	25,412
Effect of exchange rate fluctuations	127	(1,322)
Increase (decrease) in cash and cash equivalents	$123,035	$(868)

In September 2010, we acquired Mobclix, Inc. and paid at closing approximately $1.1 million in cash and issued 150,220 shares to former Mobclix stockholders and creditors. We paid an additional $8.5 million to former Mobclix shareholders and an additional $0.7 million in employee bonuses in the three months ended March 31, 2011.
On May 1, 2011, we amended our agreement with Mobclix and as a result we agreed to pay, on March 1, 2012, $18.1 million in deferred consideration. We have also agreed to pay an amount contingent upon EBITDA performance of Mobclix between January 1 and December 31, 2011 with a minimum of $0 and a maximum additional payment of $5.0 million. Both the deferred and contingent consideration are payable in either cash or ordinary shares at our discretion.
Subsequent to September 30, 2011, we utilized $19.0 million to fund the acquisition of Air2Web and $20 million to fund the acquisition of MIG. In addition, we will pay $5 million in deferred consideration in March 2012 and, depending on MIG's performance, we may pay up to an additional $34 million in 2013. The deferred and contingent consideration is payable in a combination of cash and shares at our discretion.
Operating Activities. Net cash used in operating activities during the nine months ended September 30, 2011was $55.7 million, compared to net cash provided by operating activities of $8.8 million during the nine months ended September 30, 2010. The increase in cash used in operating activities is attributable to our net loss, combined with higher prepaid third‑party costs, both to support our increased sales activity and as a result of our Mobclix acquisition, as well as quicker payment of amounts due to our vendors during the nine months ended September 30, 2011, offset by a reduction in our DSO's.
Some of our business is in emerging markets where payment terms on amounts due to us may be longer than on our contracts with customers in other markets. Our DSOs based on trade receivables (trade DSOs) have historically decreased during the first and second quarters, and increased during the third and fourth quarters, due to the seasonal nature of our business. Trade DSOs based on trailing 12 months' revenue were 82 as of September 30, 2011 compared to 79, 113, 121 and 131 as of June 30, 2011,

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

March 31, 2011, December 31, 2010 and 2009, respectively. We have not historically incurred material bad debt expense, none of our significant customers have historically failed to pay amounts due to us, and we do not believe that any of the customers contributing to our increased accounts receivable aging will fail to pay us in full. Accordingly, we have determined that none of our slow-paying customers will require an allowance for bad debt against accounts receivable. As our revenue mix changes in the future to a greater percentage of revenue from the North America and Asia, we would expect our trade DSOs to improve as a result of the inherent shorter payment cycle experience in these geographies as well as our intent to increase collection efforts worldwide. Additionally, we are working towards enhancing our billing processes, enabling us to invoice our customers more quickly, decreasing our accrued contract receivables and enhancing our cash flow.
Investing Activities. Net cash used in investing activities during the nine months ended September 30, 2011 was $32.4 million compared to $16.1 million during the nine months ended September 30, 2010. This increase was primarily due to increased investment in property and equipment, software development, which we capitalized, and investment in subsidiaries, including payment of deferred obligations associated with our acquisition of Mobclix on September 30, 2010.
Financing Activities. Net cash generated from financing activities during the nine months ended September 30, 2011 was $211.0 million compared to $25.4 million during the nine months ended September 30, 2010. The cash generated from financing activities was primarily due to the proceeds from our January and June U.S. public offerings, offset by repayment of $63.7 million of outstanding borrowings.
Although we have an overall accumulated deficit of $59.7 million, we have unremitted positive earnings in certain jurisdictions of approximately $58.4 million. Management has assessed the requirements for indefinite reinvestment of these earnings, and has not provided for related taxes on such earnings for the following reasons: (1) based upon financial forecasts and budgets, we intend to permanently reinvest such earnings in the local geographies where the earnings are located to fund expansion and growth in the local markets, as well as retain sufficient working capital and fund other capital needs locally and (2) we will engage in intercompany financing as necessary for purposes of providing sufficient cash flow to non-income producing jurisdictions. There may also be local jurisdiction restrictions on the ability to remit dividends, including: (1) each company with positive unremitted earnings may not have sufficient distributable reserves to make such a distribution in the foreseeable future and (2) each company with unremitted earnings may not have sufficient cash available to make such a distribution.
Legal Proceedings
Indemnification Claims
We currently, and from time to time, are, subject to claims arising in the ordinary course of our business. We are not currently subject to any such claims that we believe could reasonably be expected to have a material and adverse effect on our business, results of operations and financial condition. However, we recently received a letter on behalf of one of our customers notifying us that the customer had received a letter from a third-party which alleged that certain of our customer’s applications infringed the patent rights of the third-party. In turn, our customer has alleged that we are obligated to indemnify our customer relating to this matter as the claim allegedly relates to services that we provide to the customer. We are currently investigating the related issues in order to determine how we wish to respond to the matter.
City of London Police
In 2009, the City of London Police conducted an investigation into actions (relating to arrangements in the procurement of a customer contract in the EMEA area) that may be alleged to constitute violations of English law. No charges have been filed against us or our employees or directors. We are unable to predict what consequences, if any, may result from the investigation by the City of London Police. Any investigation could result in our business being adversely impacted, and could result in civil or criminal action against us or our employees, and/or criminal penalties and/or fines and/or other court orders being imposed against us or our employees.
Mobile Device Litigation
In re iPhone Application Litigation is a purported nationwide class action filed in the Northern District of California against Apple Inc. and certain other parties, including Mobclix. The action alleges that the defendants, through the promotion of software applications, or "apps", developed, marketed, and provided or sold for use with Apple's devices, improperly and unlawfully access, capture, alter and/or use personal information they obtained from "app" users.  The district court granted the defendants' motion to dismiss the initial Consolidated Complaint and ordered plaintiffs to file an amended pleading by November 21, 2011.  The defendants anticipate responding with a motion to dismiss.
Numerous other class actions filed in state and federal courts throughout the United States allege similar claims related to

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

"apps" sold for use with devices using the Apple iOS or Google Android operating systems. The Multi District Litigation panel consolidated the majority of the federal actions related to Apple devices with In re iPhone Application Litigation and assigned them for all purposes to the judge presiding over that matter.  Physical transfer of the files related to these actions is pending, and the parties anticipate that additional claims and classes may be alleged in an amended complaint as a result of that transfer.
Defendant TrafficMarketplace.com recently demanded that Mobclix, pursuant to an agreement between the parties, defend and indemnify it for costs related to the In re iPhone Application Litigation class action.  Mobclix has responded to that request and expects a response promptly.
Mobclix was named as a defendant in one of the actions regarding Google devices, but within several months was dismissed from that action without prejudice.
Because the filed actions are in the very early stages, and due to the inherent uncertainty surrounding the litigation process, we are unable to reasonably assess the likelihood of any particular outcome of these litigations (or potential litigations) at this time.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to several financial risks, including, among others, market risk (change in exchange rates, changes in interest rates, market prices, etc.), credit risk and liquidity risk. Our principal liabilities mainly consist of bank loans and trade payables. The main purpose of these liabilities is to provide the necessary funding for our operations. We have various financial assets such as trade receivables and cash and cash equivalents. Our cash and cash equivalent instruments are managed such that there is no significant concentration of credit risk in any one bank or other financial institution. Management monitors closely the credit quality of the financial institutions with which we hold deposits.
Our financing facilities are monitored against working capital and capital expenditure requirements on a rolling 12-month basis and timely action is taken to have the necessary level of available credit lines. Our policy is to diversify funding sources. Management aims to maintain an appropriate capital structure that ensures liquidity and long-term solvency.
Foreign Currency Risk
Our reporting currency is the U.S. dollar. As a result of investments in entities that have denominated currency other than the U.S. dollar, we face foreign exchange translation risk and our results can be affected by movements in the euro versus the U.S. dollar, British pound sterling versus the U.S. dollar, as well as other currencies. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. As of September 30, 2011, we had operations in Europe, including Greece, the U.K., Bulgaria and the Ukraine, the U.S., Turkey, Dubai, Brazil and joint ventures or equity investments in China and India. Our reporting currency is the U.S. dollar, although the functional currencies of our subsidiaries include the U.S. dollar, euro, Russian ruble, Bulgarian lev, Ukrainian hyrvnia, Indian rupee and Chinese yuan. Personnel and facilities-related expenses are incurred in local currencies, although substantially all of our other expenses are incurred in the U.S. dollar or euro. As a result of investments in entities that have denominated currency other than the U.S. dollar, we face foreign exchange translation risk and our results can be affected by movements in the euro versus the U.S. dollar, British pound sterling versus the U.S. dollar, as well as other currencies against the U.S. dollar or the euro. Therefore, our operating results may become subject to significant fluctuations based upon changes in foreign currency exchange rates of certain currencies relative to the U.S. dollar or the euro, and foreign currency exchange rate fluctuations may adversely affect our financial results in the future.
For the three and nine months ended September 30, 2011, approximately 62% and 57% of our revenue was payable in euros, respectively. This is compared to 77% and 75% for the years ended December 31, 2010 and 2009, respectively. We expect the concentration of euro denominated revenue to continue to decrease compared to historical levels as we continue to increase sales to customers in geographies outside of Europe, with revenue payable in U.S. dollars or other currencies, as well as increase the number of contracts with European customers with revenue payable in U.S. dollars. As a majority of our costs and expenses are incurred in euros, any devaluation of the euro will negatively impact revenue but positively impact costs and expenses, as reported in U.S. dollars. Any decline in the value of the dollar compared to the euro will positively impact revenue and negatively impact costs and expenses, as reported in U.S. dollars.
We currently do not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure. If we decided to enter into any such hedging activities in the future, we cannot assure shareholders that we would be able to effectively manage our foreign exchange risk exposure. As exchange rates in these currencies vary, our revenue and operating results, when translated, may be materially and adversely impacted.

Interest Rate Risk
As of September 30, 2011, we had cash and cash equivalents of $140.4 million. These amounts are held primarily in cash and money market funds. We do not enter into investments for trading or speculative purposes. Due to the short-term nature and floating interest rates of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Due to the low margin earned on these funds we do not believe a 10% change in interest rates would have a significant impact on our operating results, future earnings, or liquidity.
We are exposed to interest rate risk related to our short term financing and long term debt, which are primarily denominated in euros with floating interest rates that are linked to Euribor plus a margin ranging between 2% to 4%. For variable rate debt, interest rate changes generally do not affect the fair value of the debt instrument, but do impact future earnings and cash flows, assuming other factors are held constant. A potential increase or decrease of Euribor by 1% would not materially impact interest expense or cash paid for interest for the remainder of 2011 based on the $10.5 million of variable rate debt outstanding as of September 30, 2011.
Credit Risk
We do not have significant concentrations of credit risk relating to our trade receivables and cash investments. The majority of our credit risk as of September 30, 2011 is attributable to trade receivables and accrued contract receivables amounting to $79.0 million in total. Trade receivables and accrued contract receivables are typically unsecured and are derived from revenue earned from customers. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the company grants credit terms in the normal course of business. It is our policy that all customers who wish to transact on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and historically our exposure to bad debts has been minimal. Credit risk from cash balances is considered low. We restrict cash transactions to high credit quality financial institutions.
Liquidity Risk
Our financing requirements have significantly increased due to the expansion of our business, which has in the past been funded primarily through proceeds received from public offerings of our ordinary shares and debt financings. Nevertheless, we monitor our risk to a shortage of funds using a recurring cash flow planning model. Our objective is to maintain a balance between continuity of funding and flexibility through the availability of bank credit lines and the generation of positive operating cash flows.
Controls and Procedures
(a) Evaluation of disclosure controls and procedures
Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.
The Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial (and principal accounting) Officer, carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report.  As previously disclosed in our annual report on Form 20-F for the year ended December 31, 2010, we have determined that we have inadequate controls related to our period end financial statement close process resulting from controls over the use of spreadsheets and controls over analysis of significant estimates and have determined that we have unremediated material weaknesses resulting from these processes. As a result, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are not effective at a reasonable level of assurance, as of September 30, 2011. Notwithstanding the continuation of these material weaknesses, however, our management has concluded that our consolidated financial statements for the periods covered by and included in this interim report are fairly stated in all material respects in accordance with accounting principles generally accepted in the U.S. for interim financial information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

(b) Management’s Report on Internal Control Over Financial Reporting
Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our most recently completed fiscal quarter. Based on that evaluation, our principal executive officer and principal financial officer concluded that there has not been any material change in our internal control over financial reporting during the period covered by this report that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.